Form 10-K, Exhibit 13
period 1995-12-31
HUTTON CONAM REALTY INVESTORS 81
filed 1996-03-29
CIK 350023

Hutton/ConAm Realty Investors 81
1995 Annual Report


Hutton/ConAm Realty Investors 81 is a California limited partnership formed in 1981 to acquire, operate and hold for investment multifamily housing properties. At December 31, 1995, the Partnership's portfolio consisted of three apartment properties located in Arizona and Oklahoma. Provided below is a comparison of average occupancy levels for the years ended December 31, 1995 and 1994.


                                                Average Occupancy
Property                Location                1995    1994
_________________________________________________________________
Las Colinas I & II      Scottsdale, Arizona     93%     96%
Ridge Park              Tulsa, Oklahoma         95%     96%
Tierra Catalina         Tucson, Arizona         93%     96%
_________________________________________________________________



Administrative Inquiries        Performance Inquiries/Form 10-Ks
Address Changes/Transfers       First Data Investor Services Group
Service Data Corporation        P.O.Box 1527
2424 South 130th Circle         Boston, Massachusetts 02104-1527
Omaha, Nebraska 68144-2596      Attn:  Financial Communications
800-223-3464 (select option 1)  800-223-3464 (select option 2)


	   Contents

	1	Message to Investors
	2	Performance Summary
	3	Financial Highlights
	4	Consolidated Financial Statements
	7	Notes to the Consolidated Financial Statements
	13	Report of Independent Accountants
        14      Net Asset Valuation

Message to Investors

Presented for your review is the 1995 Annual Report for Hutton/ConAm Realty Investors 81. In this report, we review Partnership operations and discuss general market conditions affecting the Partnership's properties. We have also included a performance summary which addresses operating results at each of the properties and financial highlights for the year.

Cedar Bay Village and Kingston Village Sales
The most significant event during 1995 was the sale of Cedar Bay Village and Kingston Village on July 20, 1995 to an unaffiliated institutional buyer. The Partnership received net sales proceeds of $6,555,332 and recorded a gain of $1,485,121 on the sale. The Partnership utilized $3,541,400 of the sales proceeds to pre-pay the outstanding principal and interest balances on the mortgages secured by the properties.

Cash Distributions
The Partnership paid cash distributions totaling $48.50 per Unit for the year ended December 31, 1995, including the fourth quarter distribution of $2.00 per Unit, which was credited to your brokerage account or sent directly to you on February 7, 1996. This amount also includes a special return of capital distribution of $40.50 per Unit which was paid on August 17, 1995 and resulted primarily from the sale of Cedar Bay Village and Kingston Village. Since inception, the Partnership has paid cumulative distributions totaling $417.65 per original $500 Unit, including $238 per Unit in return of capital payments. The level of future distributions will be evaluated on a quarterly basis and will depend on the Partnership's operating results and future cash needs. It is anticipated that cash from reserves may be required to fund a portion of distributions during 1996 as a result of the expenditures for improvements required at two of the Partnership's properties which are discussed in this report.

Operations Overview
The solid recovery of multifamily housing in most regions of the country began to level off during 1995. New construction intensified competition in many areas with building permits for multifamily units up almost 22% in 1995 compared to 1994 levels. In addition, falling interest rates induced many renters to purchase homes. Despite these trends, strong population and job growth in the areas where the Partnership's properties are located helped strengthen the demand for multifamily housing, and brought about improved performance at the Partnership's properties. All three properties sustained average occupancy rates for the year at or above 93% and recorded higher average rental income from the prior year.

During 1996, we intend to implement an extensive improvement program to upgrade the properties. This program, which includes landscaping work at Tierra Catalina and roof repairs at Las Colinas plus improvements to the units' interiors at both of these properties, is intended to maintain the properties' position within their respective markets, which are growing increasingly competitive with the addition of new apartment properties. This is particularly true in the Tucson and Scottsdale markets where Tierra Catalina and Las Colinas, respectively, are located. It is also hoped that these improvements will allow for greater increases in rental rates, thereby improving each property's revenue and ultimately their sales value. Updates on the improvements at each property will be included in future correspondence.

Summary
Given favorable market conditions, particularly in Tulsa, Oklahoma, the General Partners will begin marketing Ridge Park over the next several months. There can be no assurances that a sale will be completed or that any particular price for the property can be obtained. In addition, we will continue to seek to maintain high occupancy levels, implement rental rate increases as conditions permit, and make property improvements to upgrade the properties. We will keep you apprised of significant developments affecting your investment in future reports.

Very truly yours,

/s/Paul L. Abbott                       /s/Daniel J. Epstein
Paul L. Abbott                          Daniel J. Epstein
President                               President
RI 81 Real Estate Services Inc.		ConAm Development Corp.
                                        General Partner of ConAm Property
                                        Services, Ltd.

March 27, 1996

Performance Summary

Las Colinas I & II, Scottsdale, Arizona

This 300-unit complex, located approximately eight miles northwest of Phoenix, achieved average occupancy of 93% in 1995, compared with 96% in 1994. Despite the decline in average occupancy, the property was able to achieve an increase in rental income as a result of rate increases instituted during the year. The lower average occupancy reflects a number of tenants not renewing leases to purchase condominiums and single family homes thus increasing competition for tenants. While population and job growth remain strong in the Phoenix area, construction of new apartment projects has picked up in recent years and a number of new units are planned or under construction in the Scottsdale/Paradise Valley submarket. The addition of new apartment units resulted in a decrease in the market's average occupancy to 94% at the end of the second quarter of 1995. Given increased construction and continued strong competition from condominiums and single family housing, competition for tenants is likely to increase in the coming year. Property improvements during 1995 included carpet and appliance replacement in renewal units.


Ridge Park, Tulsa, Oklahoma

Ridge Park contains 100-units and maintained an average occupancy level of 95% during 1995. The property's average occupancy rate has remained consistently at or above 95% for the past four years. Rental rate increases during 1995 on renewal units led to a modest rise in rental income. Occupancy in the submarket where Ridge Park is located posted an occupancy rate of 94% as of the third quarter of 1995. Construction of 288 new apartment units in the Ridge Park area was completed during 1995, with another 588 units either announced or under construction. With demand expected to increase over the next year, the addition of newly constructed units is expected to have minimal impact on the market. Property improvements during the year consisted primarily of repairs to the parking lot. Given favorable market conditions the General Partners will begin marketing Ridge Park over the next several months. There can be no assurances that a sale will be completed or that any particular price for the property can be obtained.


Tierra Catalina, Tucson, Arizona

Tierra Catalina is a 120-unit apartment community, located in the Foothills region, overlooking Tucson. Occupancy at this property averaged 93% in 1995 compared with 96% in 1994. Rental income increased slightly from 1994, reflecting rental rate increases on renewals and move-outs during the year. Property improvements during 1995 were minimal and consisted primarily of carpet replacement in selected units and renovations to the clubhouse. The property continued to perform well despite intensifying competition in the metro Tucson area brought on by new construction. Competition for tenants is expected to increase further as renters continue to take advantage of low interest rates on mortgages and opt to purchase condominiums or single family homes. Evidence of the intensifying competition can be seen in the area's vacancy rate which has reached 8%, its highest level since 1990.

Financial Highlights

Selected Financial Data

For the Periods Ended December 31,
(dollars in thousands, except per Unit data)

                                1995    1994    1993    1992    1991
Total Revenue                   $ 4,416 $ 4,760 $ 4,485 $ 4,284 $ 4,026
Gain on Sale of Properties        1,485       -       -       -       -
Net Income (loss)                 1,142    (253)   (618)   (465)   (719)
Net Cash Provided by
(Used for) Operating Activities     974     949   1,020    (362)    288
Long-term Obligations
at Year End                      11,954  15,601  15,736  15,861  15,403
Total Assets at Year End         16,022  22,497  23,565  24,518  24,434
Net Loss per
Limited Partnership Unit*         (1.38)  (3.19)  (7.81)  (5.88)  (9.10)
Distributions per Limited
Partnership Unit*                  8.00    8.00    3.50       -       -
Special Distributions per
Limited Partnership Unit*         40.50       -       -       -       -

*78,290 Units outstanding


- The decrease in total revenue from 1994 to 1995 is primarily attributable to the July 1995 sale of Cedar Bay Village and Kingston Village. This was partially offset by increased rental income at the three remaining properties and higher interest income.

- The change from net loss in 1994 to net income in 1995 is primarily due to the gain on the sale of Cedar Bay Village and Kingston Village, partially offset by the resulting decrease in rental income. The sales also resulted in decreases in nearly all major expense categories.

Quarterly Cash Distributions
Per Limited Partnership Unit

                                1995            1994

Special Distribution*           $ 40.50         $    -
First Quarter                      2.00           2.00
Second Quarter                     2.00           2.00
Third Quarter                      2.00           2.00
Fourth Quarter                     2.00           2.00

Total                           $ 48.50         $ 8.00


* On August 17, 1995, the Partnership paid a special cash distribution totaling $40.50 per Unit, reflecting net proceeds received from the sale of Cedar Bay Village and Kingston Village of $38.00 per Unit and excess cash reserves.

Consolidated Balance Sheets
December 31, 1995 and 1994

Assets                                  1995            1994

Investments in real estate:
        Land                            $  3,944,195    $  5,255,820
        Buildings and improvements        21,299,382      28,473,477

                                          25,243,577      33,729,297
        Less accumulated depreciation    (11,370,295)    (13,875,550)

                                          13,873,282      19,853,747
Cash and cash equivalents                  1,499,119       1,535,391
Restricted cash                              394,147         659,076
Mortgage fees, net of
accumulated amortization
of $209,153 in 1995 and
$202,797 in 1994                             230,519         408,014
Other assets                                  24,946          41,055

                Total Assets            $ 16,022,013    $ 22,497,283


Liabilities and Partners' Capital

Liabilities:
        Mortgages payable               $ 11,954,188    $ 15,601,031
        Distribution payable                 173,978         173,978
        Accounts payable and
        accrued expenses                     210,876         183,869
        Security deposits                     77,433         141,408
        Due to general partners
        and affiliates                        30,138          44,814

                Total Liabilities         12,446,613      16,145,100

Partners' Capital (Deficit):
        General Partners                    (188,213)     (1,316,915)
        Limited Partners                   3,763,613       7,669,098

                Total Partners' Capital    3,575,400       6,352,183

                Total Liabilities and
                Partners' Capital       $ 16,022,013    $ 22,497,283


Consolidated Statements of Partners' Capital (Deficit)
For the years ended December 31, 1995, 1994 and 1993

                                General         Limited
                                Partners        Partners        Total

Balance at January 1, 1993      $(1,208,173)    $ 9,431,237     $ 8,223,064
Net loss                             (6,179)       (611,703)       (617,882)
Cash distributions                  (30,446)       (274,015)       (304,461)

Balance at December 31, 1993     (1,244,798)      8,545,519       7,300,721
Net loss                             (2,526)       (250,101)       (252,627)
Cash distributions                  (69,591)       (626,320)       (695,911)

Balance at December 31, 1994     (1,316,915)      7,669,098       6,352,183
Net income (loss)                 1,250,091        (108,422)      1,141,669
Cash distributions                 (121,389)     (3,797,063)     (3,918,452)

Balance at December 31, 1995    $  (188,213)    $ 3,763,613     $ 3,575,400

Consolidated Statements of Operations
For the years ended December 31, 1995, 1994 and 1993

Income                          1995            1994            1993

Rental                          $4,313,044      $4,702,059      $4,444,950
Interest                           102,535          58,009          39,735

        Total Income             4,415,579       4,760,068       4,484,685

Expenses

Property operating               2,261,179       2,301,465       2,376,972
Interest                         1,191,397       1,327,560       1,338,514
Depreciation and amortization    1,087,749       1,227,183       1,228,641
General and administrative         218,706         156,487         158,440

        Total Expenses           4,759,031       5,012,695       5,102,567

Loss from operations              (343,452)       (252,627)       (617,882)

Gain on sale of properties       1,485,121               -               -

         Net Income (Loss)      $1,141,669      $ (252,627)     $ (617,882)


Net Income (Loss) Allocated:

To the General Partners         $1,250,091      $   (2,526)     $   (6,179)
To the Limited Partners           (108,422)       (250,101)       (611,703)

                                $1,141,669      $ (252,627)     $ (617,882)


Per Limited Partnership Unit:
	(78,290 outstanding)

      Loss from operations      $    (4.34)     $    (3.19)      $   (7.81)
      Gain on sale of properties      2.96               -               -

                Net loss        $    (1.38)     $    (3.19)      $   (7.81)


Consolidated Statements of Cash Flows
For the years ended December 31, 1995, 1994 and 1993

Cash Flows from Operating Activities:
                                        1995         1994         1993

Net income (loss)                       $ 1,141,669  $  (252,627) $ (617,882)
Adjustments to reconcile
net income (loss) to net cash
provided by operating activities:
        Depreciation and amortization     1,087,749    1,227,183   1,228,641
        Gain on sale of properties       (1,485,121)           -           -
        Increase (decrease) in
        cash arising from changes
        in operating assets
        and liabilities:
           Fundings to restricted cash     (536,471)    (581,675)   (532,805)
           Release of restricted cash
           to property operations           801,400      543,194     950,922
                Other assets                 16,109       (3,609)     71,790
                Accounts payable and
                accrued expenses             27,007       (4,516)    (73,125)
                Security deposits           (63,975)      11,700       6,904
                Due to general partners
                and affiliates              (14,676)       8,963     (14,271)

Net cash provided by operating activities   973,691      948,613   1,020,174

Cash Flows From Investing Activities:

   Net proceeds from sale of properties   6,555,332            -           -

Net cash provided by
investing activities                      6,555,332            -           -

Cash Flows from Financing Activities:

        Distributions                    (3,918,452)    (695,911)   (130,483)
        Mortgage principal payments      (3,646,843)    (135,365)   (124,412)

Net cash used for financing activities   (7,565,295)    (831,276)   (254,895)

Net increase (decrease) in
cash and cash equivalents                   (36,272)     117,337     765,279
Cash and cash equivalents
at beginning of year                      1,535,391    1,418,054     652,775

Cash and cash equivalents
at end of year                          $ 1,499,119  $ 1,535,391  $1,418,054

Supplemental Disclosure of Cash Flow Information:

Cash paid during the
period for interest                     $ 1,191,397  $ 1,327,560  $1,338,514


Supplemental Disclosure of Cash and Non-Cash Investing and Financing
Activities:

During the year ended December 31, 1993, the Partnership reclassified $7,500 of commitment fees related to the September 1, 1992 mortgage loans for all five properties from other assets to mortgage fees.

Notes to the Consolidated Financial Statements
For the years ended December 31, 1995, 1994 and 1993

1. Organization
Hutton/ConAm Realty Investors 81 (the "Partnership") was organized as a limited partnership under the laws of the State of California pursuant to a Certificate and Agreement of Limited Partnership (the "Partnership Agreement") dated April 30, 1981, as amended and restated August 31, 1981. The Partnership was formed for the purpose of acquiring and operating certain types of residential real estate. The general partners of the Partnership are RI 81 Real Estate Services Inc., an affiliate of Lehman Brothers (see below), and ConAm Property Services, Ltd., an affiliate of Continental American Properties, Ltd (the "General Partners"). The Partnership will continue until December 31, 2010 unless sooner terminated pursuant to the terms of the Partnership Agreement.

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson Lehman Brothers Inc. changed its name to Lehman Brothers Inc. ("Lehman Brothers").
The transaction did not affect the ownership of the General Partners. However, the assets acquired by Smith Barney included the name "Hutton." Consequently, effective October 29, 1993, the Hutton Real Estate Services III, Inc. General Partner changed its name to RI 81 Real Estate Services Inc.

On March 15, 1996, based upon, among other things, the advice of Partnership counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partners adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partners may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partners. In determining the amount of the distribution, the General Partners may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partners have declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on March 21, 1996.

2. Significant Accounting Policies

Financial Statements. The consolidated financial statements include the accounts of the Partnership and its affiliated ventures. The effect of transactions between the Partnership and its ventures has been eliminated in consolidation.

Real Estate. Investments Real estate investments are recorded at cost less accumulated depreciation which includes the initial purchase price of the property, legal fees, capitalized interest, acquisition and closing costs.

Leases are accounted for under the operating method. Under this method, revenue is recognized as rentals are earned and expenses (including depreciation) are charged to operations when incurred. Leases are generally for terms of one year or less.

Depreciation is computed using the straight-line method based upon the estimated useful lives of the properties. Maintenance and repairs are charged to operations as incurred. Significant betterments and improvements are capitalized and depreciated over their estimated useful lives.

For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

Accounting for Impairment. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership has adopted FAS 121 in the fourth quarter of 1995. Based on current circumstances, the adoption had no impact on the financial statements.

Fair Value of Financial Instruments. Statements of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation.

Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgement regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

Mortgage Fees. Included in mortgage fees are deferred mortgage costs incurred in connection with obtaining financing on the Partnership's properties. Such costs are amortized over the 7-year term of the applicable loans.

Offering Costs. Costs relating to the sale of limited partnership units were deferred during the offering period and charged to the limited partners' capital accounts upon the consummation of the public offering.

Income Taxes. No provision for income taxes has been made in the financial statements since income, losses and tax credits are passed through to the individual partners.

Cash and Cash Equivalents. Cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments. Cash and cash equivalents include security deposits of $17,670 and $69,364 for December 31, 1995 and 1994, respectively, restricted under certain state statutes.

Restricted Cash. Consists of escrows for betterments and improvements, real estate taxes, and casualty insurance as required by the first mortgage lender.

Concentration of Credit Risk. Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. The Partnership Agreement
The Partnership Agreement provides that net cash from operations, as defined, will be distributed quarterly, 90% to the limited partners and 10% to the General Partners.

Net loss for any year will be allocated 99% to the limited partners and 1% to the General Partners. Net income will generally be allocated in accordance with the distribution of net cash from operations.

Net proceeds from sales or refinancing will be distributed 99% to the limited partners and 1% to the General Partners until each limited partner has received an amount equal to his adjusted capital value (as defined) and an annual, cumulative 7% return thereon, and until the General Partners have received 15% of the aggregate distributions of net proceeds. The balance, if any, will be distributed 85% to the limited partners and 15% to the General Partners. Gain from sales will be allocated to each partner having a negative capital account balance, pro rata, to the extent of such negative balance. Thereafter, such gain will be allocated in accordance with the distribution of net proceeds from sale or refinancing, with the balance allocated to the limited partners.

4. Real Estate Investments
Real estate investments consist of four residential apartment complexes acquired either directly or through investments in joint ventures as follows:

                Apartment                  Date         Purchase
Property Name   Units      Location        Acquired     Price

Las Colinas I   226        Scottsdale, AZ  5/20/81      $9,266,864

Las Colinas II  74         Scottsdale, AZ  9/23/82       3,564,919

Ridge Park      100        Tulsa, OK       7/19/82       3,326,004

Tierra Catalina 120        Tucson, AZ      3/9/84        7,012,650


Cedar Bay Village, Ridge Park, Kingston Village and Tierra Catalina were originally acquired through joint ventures with unaffiliated developers. On March 30, 1984, the co-venturer's interest with respect to Tierra Catalina was acquired for $400,000. To each venture, the Partnership contributed the apartment projects as its initial capital contribution.

On July 20, 1995, the Partnership sold Kingston Village and Cedar Bay Village (the "Properties") to an institutional buyer (the "Buyer"), which is unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Partnership and the Buyer. Kingston Village and Cedar Bay Village were sold for $5,370,000 and $1,410,000, respectively. The Partnership received net proceeds of $6,555,332 from the transaction of which $3,541,400, representing outstanding principal and interest, was used to fully satisfy the Partnership's mortgage obligations on the Properties. The transaction resulted in a gain on sale of $1,485,121 which included the recognition of mortgage prepayment penalties of $120,926 and a $101,146 write-off of the unamortized portion of mortgage fees. The gain was allocated in accordance with the Partnership Agreement.

On August 17, 1995, the Partnership paid a special distribution of $3,170,745 or $40.50 per Unit to the limited partners. The special distribution was comprised of the net proceeds from the sale of the Properties and Partnership cash reserves.

The initial joint venture agreements of Cedar Bay Village, Kingston Village and Ridge Park Associates substantially provide that:

        a. Net cash from operations will be distributed 100% to the Partnership until it has received an annual, non-cumulative 12% return on its adjusted capital contribution. Any remaining balance will be distributed 60% to the Partnership and 40% to the co-venturer.

        b. Net income of the joint ventures and gain from sale will be allocated basically in accordance with the distribution of net cash from operations and net proceeds from sales, respectively. All losses will be allocated 99% to the Partnership and 1% to the co-venturer.

        c. Net proceeds from a sale or refinancing will be distributed 100% to the Partnership until it has received an amount equal to 120% of its adjusted capital contribution and an annual, cumulative 12% return on its adjusted capital contribution. Thereafter, the Partnership will receive approximately 50% to 75% of the balance depending on the joint venture agreement.

The amended joint venture and limited partnership agreements for Cedar Bay Village, Kingston Village, Ridge Park Associates, Tierra Catalina and Las Colinas substantially provide that:

        a. Available cash from operations will be distributed 100% to the Partnership until it has received an annual, non-cumulative preferred return, as defined. Any remaining balance will be distributed 99% to the Partnership and 1% to the corporate General Partners.

        b. Net income will be allocated first, proportionately to partners with negative capital accounts, as defined, until such capital accounts, as defined, have been increased to zero. Then, to the Partnership up to the amount of any payments made on account of its preferred return; thereafter, 99% to the Partnership and 1% to the corporate General Partners. All losses will be allocated first, to the partners with positive capital accounts, as defined, until such accounts have been reduced to zero. Then 99% to the Partnership and 1% to the corporate General Partners.

        c. Income from a sale will be allocated first, to the Partnership until the Partnership's capital accounts, as defined, are equal to the fair market value of the ventures' assets at the date of the amendments. Then, any remaining balance will be allocated 99% to the Partnership and 1% to the corporate General Partners. Net proceeds from a sale or refinancing will be distributed first to the partners with the positive capital account balance, as defined; thereafter, 99% to the Partnership and 1% to the corporate General Partners.

5. Mortgages Payable
Mortgages payable, at December 31, 1995, consist of the following first mortgage loans:

                                         Interest Date of
Property Name           Principal        Rate     Loan    Term

Las Colinas I and II    $6,391,557       8.50%    9/1/92  7 years
Tierra Catalina          3,655,095       8.50%    9/1/92  7 years
Ridge Park               1,907,536       8.25%    9/1/92  7 years


                On August 27, 1992, the Partnership obtained new first mortgage loans on all five of its properties from Washington Mortgage Financial Group, an unaffiliated party. Total proceeds of $15,900,000 were received and collateralized by deeds of trust and assignments of rents as security encumbering the properties. Additionally, these mortgages contain provisions for prepayment penalties if the mortgages are repaid prior to their maturity date of September 1, 1999.

On July 20, 1995, Kingston Village and Cedar Bay Village were sold. A portion of the sales proceeds, in the amount of $3,662,325, representing outstanding principal, interest and pre-payment penalties, was used to fully satisfy the Partnership's mortgage obligations on the Properties.

        Annual maturities of mortgage notes principal over the next four years are as follows:

		Year	Amount

                1996       124,158
                1997       135,077
                1998       146,957
		1999	11,547,996

                       $11,954,188


Based on borrowing rates currently available to the Partnership for mortgage loans with similar terms and average maturities, the fair value of long-term debt approximates carrying value.

6. Transactions with Related Parties
The following is a summary of fees earned and reimbursable expenses for the years ended December 31, 1995, 1994 and 1993, and the unpaid portion at December 31, 1995:

                                        Unpaid at
                                        December 31, -------Earned--------
                                        1995         1995     1994     1993

	Reimbursement of:
		Administrative salaries
                        and expenses    $14,875      $ 57,966 $ 48,473 $ 50,927
                Out-of-pocket expenses                  2,244    1,132    1,310
                Property operating
                salaries                      -       394,663  418,143  430,901

        Property management fees         15,263       217,706  234,723  221,613

                                        $30,138      $672,579 $702,471 $704,751


The above amounts have been paid and/or accrued to the General Partners and affiliates as follows:

                                        Unpaid at
                                        December 31, -------Earned---------
                                        1995         1995     1994     1993

	RI 81 Real Estate Services, Inc.
                and affiliates          $ 14,875     $ 60,210 $ 49,605 $ 52,237

        ConAm and affiliates              15,263      612,369  652,866  652,514

                                         $30,138     $672,579 $702,471 $704,751


7. Reconciliation of Financial Statement and Tax Information

The following is a reconciliation of the net loss for financial statement purposes to net loss for federal income tax purposes for the years ended December 31, 1995, 1994 and 1993:

                                1995            1994            1993

Net income (loss) per
financial statements            $ 1,141,669     $  (252,627)    $  (617,882)

Tax basis joint venture net
loss in excess of GAAP
basis joint venture net loss       (443,083)       (253,640)       (252,182)

Gain on sale of property for
tax purposes in excess of
gain per financial statements     2,755,883               -               -

Other                                 1,000           1,050           2,701

Taxable net income (loss)       $ 3,455,469     $  (505,217)    $  (867,363)

The following is a reconciliation of partners' capital for financial statement purposes to partners' capital (deficit) for federal income tax purposes as of December 31, 1995, 1994 and 1993:

                                1995            1994            1993

	Partners' capital per
        financial statements    $ 3,575,400     $ 6,352,183     $ 7,300,721

        Adjustment for
        cumulative difference
        between tax
        basis net loss
        and net loss
        per financial
        statements               (4,276,947)     (6,590,747)     (6,338,157)

        Partners' capital
        (deficit) per tax
        return                  $  (701,547)    $  (238,564)    $   962,564

8.  Distributions Paid
Cash distributions, per the consolidated statements of partners' capital, are recorded on the accrual basis, which recognizes specific record dates for payments within each calendar year. The consolidated statements of cash flows recognize actual cash distributions paid during the calendar year. The following table discloses the annual differences as presented on the consolidated financial statements:

        Distributions                                     Distributions
        Payable           Distributions   Distributions   Payable
        Beginning of Year Declared        Paid            December 31

1995    $173,978          $3,918,452      $3,918,452      $173,978
1994     173,978             695,911         695,911       173,978
1993           -             304,461         130,483       173,978



To the Partners of
Hutton/ConAm Realty Investors 81:

We have audited the consolidated balance sheets of Hutton/ConAm Realty Investors 81, a California limited partnership, and Consolidated Ventures as of December 31, 1995 and 1994, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hutton/ConAm Realty Investors 81, a California limited partnership, and Consolidated Ventures as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 1, 1996

Comparison of Acquisition Costs to Appraised Value and Determination of Net Asset Value Per $262 Unit at December 31, 1995 (Unaudited)

                                        Acquisition Cost
                                        (Purchase Price         Partnership's
                                        Plus General            Share of
                                        Partners'               December 31,
                                        Acquisition             1995 Appraised
Property        Date of Acquisition     Fees)                   Value (1)

Las Colinas
I & II          05-20-81
		and
                09-23-82                $13,326,613             $ 14,000,000
Ridge Park      07-19-82                  3,468,089                3,200,000
Tierra Catalina 03-09-84                  7,759,670                6,300,000

                                        $24,554,372             $ 23,500,000

Cash and cash equivalents                                          1,893,266
Other assets                                                          24,946
                                                                  25,418,212
Less:
        Total liabilities                                        (12,446,613)

Partnership Net Asset Value (2)                                 $ 12,971,599

Net Asset Value Allocated:
        Limited Partners                                        $ 12,713,562
        General Partners                                             258,037

                                                                  12,971,599


Net Asset Value Per Unit  (78,290 units outstanding)                 $162.39


(1) This represents the Partnership's share of the December 31, 1995 Appraised Values which were determined by an independent property appraisal firm.

(2) The Net Asset Value assumes a hypothetical sale at December 31, 1995 of all the Partnership's properties at a price based upon their value as a rental property as determined by an independent property appraisal firm, and the distribution of the proceeds of such sale, combined with the Partnership's cash after liquidation of the Partnership's liabilities, to the Partners.

Limited Partners should note that appraisals are only estimates of current value and actual values realizable upon sale may be significantly different. A significant factor in establishing an appraised value is the actual selling price for properties which the appraiser believes are comparable. In addition, the appraised value does not reflect the actual costs which would be incurred in selling the properties. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the appraised value of the Partnership's properties and the price at which Units of the Partnership could be sold may be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuations of Units should consider all relevant factors, including, but not limited to Net Asset Value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.


HUTTON/CONAM REALTY INVESTORS 81 and Consolidated Ventures

Schedule III - Real Estate and Accumulated Depreciation

December 31, 1995
                                                                Cost Capitalized
                                                                Subsequent
                                        Initial Cost to         To Acquisition
                                     ---Partnership--------     ---------------

                                                                Land
                                                Buildings and   Buildings and
Description           Encumbrances   Land       Improvements    Improvements

Residential Property:
Consolidated Ventures:

Las Colinas Apts I
Scottsdale, AZ        $ 6,391,557    $1,582,000 $ 8,268,721     $ 29,123

Las Colinas Apts II
Scottsdale, AZ                  -       514,564   3,268,996        8,494

Tierra Catalina
Tucson, AZ              3,655,095     1,497,150   6,403,622       32,772

Ridge Park Apts.
Tulsa, OK               1,907,536       312,891   3,283,553       41,691


                      $11,954,188    $3,906,605 $21,224,892     $112,080


(CONT.)  ------------------------------------------------------------------

                      Gross Amount at Which Carried
                      at Close of Period-------------------------


                                      Buildings and               Accumulated
Description           Land            Improvements    Total       Depreciation

Residential Property:
Consolidated Ventures:

Las Colinas Apts I
Scottsdale, AZ        $1,611,123      $ 8,268,721     $ 9,879,844 $ 4,795,817

Las Colinas Apts II
Scottsdale, AZ           515,719        3,276,335       3,792,054   1,746,952

Tierra Catalina
Tucson, AZ             1,503,333        6,430,211       7,933,544   3,041,602

Ridge Park Apts.
Tulsa, OK                314,020        3,324,115       3,638,135   1,785,924


                      $3,944,195      $21,299,382     $25,243,577 $11,370,295

                                                      (1)         (2)

(CONT.) ---------------------------------------------------------------------

                                                        Life on which
                                                        Depreciation
                                                        in Latest
                        Date of Date    Income          Statements
Description             Construction    Acquired        is Computed

Residential Property:
Consolidated Ventures:

Las Colinas Apts I
Scottsdale, AZ          1981            5/20/81         (3)

Las Colinas Apts II
Scottsdale, AZ          1982            9/23/82         (3)

Tierra Catalina
Tucson, AZ              1983,1984       3/9/84          (3)

Ridge Park Apts.
Tulsa, OK               1982            7/19/82         (3)



(1) Represents aggregate cost for both financial reporting and Federal income tax purposes.

(2) The amount of accumulated depreciation for Federal income tax purposes is $19,471,459.

(3)  Buildings and improvements - 25 years; personal property - 10 years.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1995, 1994 and 1993:

Real Estate investments:        1995            1994            1993

Beginning of year               $33,729,297     $33,729,297     $33,729,297
Sale                             (8,485,720)              -               -

End of year                     $25,243,577     $33,729,297     $33,729,297

Accumulated Depreciation:

Beginning of year               $13,875,550     $12,735,626     $11,594,244
Sale                             (3,516,655)              -               -
Depreciation expense              1,011,400       1,139,924       1,141,382

End of year                     $11,370,295     $13,875,550     $12,735,626


Report of Independent Accountants


Our report on the consolidated financial statements of Hutton/ConAm Realty Investors 81, a California limited partnership, and Consolidated Ventures has been incorporated by reference in this Form 10-K from the Annual Report to unitholders of Hutton/ConAm Realty Investors 81 for the year ended December 31, 1995. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 1, 1996
</TEXT