Form 10-K, Exhibit 13
period 1996-12-31
HUTTON CONAM REALTY INVESTORS 81
filed 1997-03-28
CIK 350023

Hutton/ConAm Realty Investors 81

                               1996 Annual Report

                                   Exhibit 13



                        Hutton/ConAm Realty Investors 81





     Hutton/ConAm Realty Investors 81 is a California limited partnership formed in 1981 to acquire, operate and hold for investment multifamily housing properties. At December 31, 1996, the Partnership's portfolio consisted of two apartment properties located in Arizona. Provided below is a comparison of average occupancy levels for the years ended December 31, 1996 and 1995.



                                                Average Occupancy
      Property             Location               1996      1995
      Las Colinas I & II   Scottsdale, Arizona     96%       93%
      Tierra Catalina      Tucson, Arizona         90%       93%






                            Contents

                      1   Message to Investors
                      3   Financial Highlights
                      4   Consolidated Financial Statements
                      7   Notes to the Consolidated Financial Statements
                     13   Report of Independent Accountants
                     14   Net Asset Valuation








         Administrative Inquiries       Performance Inquiries/Form 10-Ks
         Address Changes/Transfers      First Data Investor Services Group
         Service Data Corporation       P.O. Box 1527
         2424 South 130th Circle        Boston, Massachusetts 02104-1527
         Omaha, Nebraska 68144-2596     Attn:  Financial Communications
         800-223-3464                   800-223-3464



                              Message to Investors

Presented for your review is the 1996 Annual Report for Hutton/ConAm Realty Investors 81. In this report, we review Partnership operations and discuss general market conditions affecting the Partnership's two remaining properties.

Property Sale
The most significant event during 1996 was the sale of Ridge Park Apartments on November 27, 1996, to an unaffiliated institutional buyer for an adjusted sales price of $3,385,000. The Partnership received net sales proceeds of $3,196,264, of which $1,902,666, representing outstanding principal and interest, was used to fully satisfy the Partnership's mortgage obligation on Ridge Park. The transaction resulted in a gain on the sale of approximately $1,410,622 which was reflected in the Partnership's consolidated statements of operations for the period ending, December 31, 1996. The General Partners paid a special cash distribution of $16.50 per Unit from the sales proceeds on February 27, 1997.

Cash Distributions
The Partnership paid cash distributions totaling $8.00 per Unit for the year ended December 31, 1996, including the fourth quarter distribution of $2.00 per Unit, which was credited to your brokerage account or sent directly to you on February 5, 1997. Since inception, the Partnership has paid distributions totaling $442.15 per original $500 Unit, including $254.50 per Unit in return of capital payments. The level of future distributions will be evaluated on a quarterly basis and will depend on the Partnership's operating results and future cash needs. Commencing with the first quarter 1997 distribution, which will be paid on or about May 15, 1997, cash distributions will be reduced to reflect the decline in cash flow resulting from the sale of Ridge Park.

Operations Overview
Multi-family real estate continued to perform well during 1996, with property values and apartment rents increasing in many areas of the country. The improving conditions, as well as positive job and population growth forecasts, prompted a rise in new construction in the markets where the Partnership owns properties. The addition of these new apartment properties caused a slowdown in leasing activity towards the end of the year, particularly in Tucson. In that market, conditions were also impacted by the decision of many renters to purchase homes. This increased the use of rent specials at many large apartment properties, including Tierra Catalina, to attract new tenants. The Scottsdale market also experienced slow growth during the year as a result of increased construction, even though Metro Phoenix was ranked as the nation's strongest labor market in 1996. Nonetheless, both of the Partnership's properties maintained average occupancy levels for the year of at least 90%, and the Partnership's rental income for these two properties increased by 2.8% from the previous year. It is expected that the competitive conditions will persist in each market in 1997, but continued economic growth and a slowdown in construction should prevent these areas from becoming significantly overbuilt.

Property Review

Las Colinas I & II
This 300-unit apartment community is located eight miles northeast of Phoenix in southwest Scottsdale, and is comprised of two complexes. Las Colinas I and II reported average occupancy of 96% in 1996 compared to 93% in 1995. In addition, the property reported an increase in rental income of 5.7% from the prior year. The Scottsdale apartment market experienced continued strong competition during 1996, reflecting high levels of construction and notable competition from condominiums and single family houses, as affordable prices and low mortgage rates enticed renters to buy. City-wide, 5,229 apartment units were permitted during the first six months of 1996, 1,938 of these in the Scottsdale submarket and 1,042 of these had been completed or were currently under construction. Although vacancy rates in Phoenix and the Scottsdale submarket remained low in 1996, declining to 4.4% and 3.5%, respectively, as of the second quarter, vacancies are expected to increase with the new construction. While the area's strong population and job growth are likely to absorb much of this new supply, competition for tenants is expected to remain strong.


Tierra Catalina
Tierra Catalina contains 120 units and is located near the Foothills region of Tucson. The property maintained an average occupancy rate of 90% during 1996 compared to 93% for 1995. The slight decline in occupancy caused a similar decrease in the property's rental income. These operating results are indicative of the increasing competition in the Tucson market. While Tucson's economy began to slow in 1995 and 1996, construction of multifamily properties has increased significantly. The addition of new properties is beginning to put downward pressure on occupancy rates and is limiting rental rate increases. The increased competition has also led to the reemergence of rental incentives. In addition, the multifamily market has been unfavorably impacted by relatively low interest rates which has made home ownership a viable alternative for renters. A local survey of metropolitan Tucson conducted in the second quarter of 1996 showed an average occupancy rate of 88.9% among multifamily properties, down from 91.1% in the same period in 1995. In the Catalina Foothills submarket, where Tierra Catalina is located, occupancy rates declined from 91% in the second quarter of 1995 to 84.5% in the same period in 1996.

General Information
As you are probably aware, several third parties have commenced partial tender offers to purchase Units of the Partnership at grossly inadequate prices which are substantially below the Partnership's Net Asset Value. In response, we recommended that limited partners reject these offers because they do not reflect the underlying value of the Partnership's assets. To date, holders of over 93% of the outstanding Units agreed that these offers were inadequate, rejected the offer and did not tender their Units. Please be assured that if any additional tender offers are made for your Units, we will make every effort to provide you with our position regarding such offer on a timely basis.

Summary
During 1997, we intend to monitor market conditions in an effort to sell the Partnership's two remaining properties within the next few years. Assuming these efforts are successful, we would expect to distribute the sales proceeds and subsequently dissolve the Partnership in 1998 or 1999. However, meeting this objective will be dependent upon a variety of factors, many of which are not within the Partnership's control. Consequently, there can be no assurance that any specific property or all the properties can be sold, that certain prices will be achieved, or that both of the properties can be sold within this time frame. In the interim, we will continue to manage and maintain the properties to maximize their performance and improve their marketability and appeal. We will keep you apprised of significant developments affecting your investment in future reports.

Very truly yours,


/s/ Paul L. Abbott                    /s/ Daniel J. Epstein

Paul L. Abbott                        Daniel J. Epstein
President                             President
RI 81 Real Estate Services Inc.       Continental American Development, Inc.
                                      General Partner of ConAm Property
                                        Services, Ltd.

March 26, 1997


                              Financial Highlights



Selected Financial Data
For the periods ended December 31,     1996    1995    1994     1993     1992
Dollars in thousands,
except for per unit data

Total Income                        $ 3,714 $ 4,416 $ 4,760  $ 4,485  $ 4,284
Gain on Sale of Properties            1,411   1,485      --       --       --
Net Income (Loss)                     1,286   1,142    (253)    (618)    (465)
Net Cash Provided by (Used for)
Operating Activities                    753     974     949    1,020     (362)
Long-term Obligations at Year End     9,943  11,954  15,601   15,736   15,861
Total Assets at Year End             14,545  16,022  22,497   23,565   24,518
Net Income (Loss) per
Limited Partnership Unit*             15.53   (1.38)  (3.19)   (7.81)   (5.88)
Distributions per
Limited Partnership Unit*              8.00    8.00    8.00     3.50       --
Special Distributions per
Limited Partnership Unit*             16.50   40.50      --       --       --

* 78,290 units outstanding

     - Total income decreased in 1996, reflecting the sale of Cedar Bay Village and Kingston Village in July 1995 and lower rental income from Tierra Catalina resulting from the decline in occupancy. This was partially offset by increased rental income at Las Colinas I and II.

     - The increase in net income from 1995 to 1996 is primarily attributable to the decline in operating expenses resulting from the sale of Cedar Bay Village and Kingston Village which more than offset the corresponding decline in rental income.

     - Net cash provided by operating activities declined in 1996 reflecting decreases in the release of restricted cash resulting from the sale of Cedar Bay Village and Kingston Village in July 1995.


Cash Distributions
Per Limited Partnership Unit
                                          1996               1995
Special Distributions*                   $16.50             $40.50
First Quarter                              2.00               2.00
Second Quarter                             2.00               2.00
Third Quarter                              2.00               2.00
Fourth Quarter                             2.00               2.00
Total                                    $24.50             $48.50

*On August 17, 1995, the Partnership paid a special cash distribution totaling
 $40.50 per Unit, reflecting net proceeds received from the sale of Cedar Bay Village and Kingston Village and excess cash reserves. On February 27, 1997, the Partnership paid a special cash distribution totaling $16.50 per Unit, reflecting a return of capital from the net proceeds of the November 1996 sale of Ridge Park.


Consolidated Balance Sheets             At December 31,         At December 31,
                                                  1996                    1995
Assets
Investments in real estate:
     Land                                 $  3,630,175            $  3,944,195
     Buildings and improvements             17,975,267              21,299,382
                                            21,605,442              25,243,577
  Less accumulated depreciation            (10,303,382)            (11,370,295)
                                            11,302,060              13,873,282
Cash and cash equivalents                    2,741,077               1,499,119
Restricted cash                                351,444                 394,147
Mortgage fees, net of accumulated
amortization of $220,063 in 1996
and $209,153 in 1995                           135,654                 230,519
Other assets                                    14,292                  24,946
  Total Assets                            $ 14,544,527            $ 16,022,013
Liabilities and Partners' Capital
Liabilities:
 Mortgages payable                        $  9,943,036            $ 11,954,188
 Distribution payable                        1,478,811                 173,978
 Accounts payable and accrued expenses         177,414                 225,751
    Security deposits                           71,858                  77,433
 Due to general partners and affiliates         13,045                  15,263
  Total Liabilities                         11,684,164              12,446,613

Partners' Capital (Deficit):
 General Partners                             (201,261)               (188,213)
 Limited Partners                            3,061,624               3,763,613
  Total Partners' Capital                    2,860,363               3,575,400
  Total Liabilities and Partners' Capital $ 14,544,527            $ 16,022,013




Consolidated Statements of Partners' Capital (Deficit)
For the years ended December 31, 1996, 1995 and 1994
                                     General         Limited
                                     Partners       Partners          Total
Balance at December 31, 1993     $ (1,244,798)   $ 8,545,519    $ 7,300,721
Net loss                               (2,526)      (250,101)      (252,627)
Cash distributions                    (69,591)      (626,320)      (695,911)
Balance at December 31, 1994       (1,316,915)     7,669,098      6,352,183
Net income (loss)                   1,250,091       (108,422)     1,141,669
Cash distributions                   (121,389)    (3,797,063)    (3,918,452)
Balance at December 31, 1995         (188,213)     3,763,613      3,575,400
Net income                             69,591      1,216,116      1,285,707
Cash distributions                    (82,639)    (1,918,105)    (2,000,744)
Balance at December 31, 1996     $   (201,261)   $ 3,061,624    $ 2,860,363



Consolidated Statements of Operations
For the years ended December 31,               1996          1995          1994
Income
Rental                                  $ 3,622,403   $ 4,313,044   $ 4,702,059
Interest and other                           91,282       102,535        58,009
  Total Income                            3,713,685     4,415,579     4,760,068
Expenses
Property operating                        1,817,928     2,261,179     2,301,465
Interest                                    992,745     1,191,397     1,327,560
Depreciation and amortization               880,445     1,087,749     1,227,183
General and administrative                  147,482       218,706       156,487

  Total Expenses                          3,838,600     4,759,031     5,012,695
Loss from operations                       (124,915)     (343,452)     (252,627)
Gain on sale of properties                1,410,622     1,485,121            --
  Net Income (Loss)                     $ 1,285,707   $ 1,141,669   $  (252,627)
Net Income (Loss) Allocated:
To the General Partners                 $    69,591   $ 1,250,091   $    (2,526)
To the Limited Partners                   1,216,116      (108,422)     (250,101)
                                        $ 1,285,707   $ 1,141,669   $  (252,627)
Per limited partnership unit
(78,290 outstanding)

Loss from operations                        $ (1.58)      $ (4.34)      $ (3.19)
Gain on sale of properties                    17.11          2.96            --

      Net Income (Loss)                     $ 15.53       $ (1.38)      $ (3.19)



Consolidated Statements of Cash Flows
For the years ended December 31,               1996          1995          1994
Cash Flows From Operating Activities:
Net income (loss)                       $ 1,285,707   $ 1,141,669   $  (252,627)
Adjustments to reconcile net
income (loss) to net cash
provided by operating activities:
 Depreciation and amortization              880,445     1,087,749     1,227,183
 Gain on sale of properties              (1,410,622)   (1,485,121)           --
 Increase (decrease) in cash
 arising from changes in operating
 assets and liabilities:
  Fundings to restricted cash              (450,460)     (536,471)     (581,675)
  Release of restricted cash to
  property operations                       493,163       801,400       543,194
  Other assets                               10,654        16,109        (3,609)
  Accounts payable and accrued expenses     (48,337)       16,898         3,501
  Security deposits                          (5,575)      (63,975)       11,700
  Due to general partners and affiliates     (2,218)       (4,567)          946
Net cash provided by operating activities   752,757       973,691       948,613
Cash Flows From Investing Activities:
Net proceeds from sale of properties      3,196,264     6,555,332            --
Net cash provided by investing activities 3,196,264     6,555,332            --
Cash Flows From Financing Activities:
Distributions                              (695,911)   (3,918,452)     (695,911)
Mortgage principal payments              (2,011,152)   (3,646,843)     (135,365)
Net cash used for financing activities   (2,707,063)   (7,565,295)     (831,276)
Net increase (decrease) in cash and
cash equivalents                          1,241,958       (36,272)      117,337
Cash and cash equivalents,
beginning of period                       1,499,119     1,535,391     1,418,054
Cash and cash equivalents,
end of period                           $ 2,741,077   $ 1,499,119   $ 1,535,391
Supplemental Disclosure of Cash
Flow Information:
Cash paid during the period
for interest                            $   992,745   $ 1,191,397   $ 1,327,560



Notes to the Consolidated Financial Statements
December 31, 1996, 1995 and 1994

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

On March 15, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partners adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partners may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partners. In determining the amount of the distribution, the General Partners may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partners have declared the distribution and established a record date and distribution date for the distribution.

2. Significant Accounting Policies

Financial Statements - The consolidated financial statements include the accounts of the Partnership and its affiliated ventures. The effect of transactions between the Partnership and its ventures has been eliminated in consolidation.

Real Estate Investments - Real estate investments are recorded at cost less accumulated depreciation which includes the initial purchase price of the property, legal fees, capitalized interest, acquisition and closing costs.

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

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long- lived assets that are expected to be disposed of. The Partnership adopted FAS 121 in the fourth quarter of 1995.

Fair Value of Financial Instruments - Statements of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation.

Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

Mortgage Fees - Included in mortgage fees are deferred mortgage costs incurred in connection with obtaining financing on the Partnership's properties. Such costs are amortized over the 7-year term of the applicable loans.

Offering Costs - Costs relating to the sale of limited partnership units were deferred during the offering period and charged to the limited partners' capital accounts upon the consummation of the public offering.

Income Taxes - No provision for income taxes has been made in the financial statements since income, losses and tax credits are passed through to the individual partners.

Cash and Cash Equivalents - Cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments. Cash and cash equivalents include security deposits of $0 and $17,670 for December 31, 1996 and 1995, respectively, restricted under certain state statutes.

Restricted Cash - Restricted cash consists of escrows for betterments and improvements, real estate taxes, and casualty insurance as required by the first mortgage lender.

Concentration of Credit Risk - Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain prior year amounts have been reclassified in order to conform to the current year's presentation.

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

4. Real Estate Investments
Real estate investments consist of three residential apartment complexes acquired either directly or through investments in joint ventures as follows:

                Apartment                            Date           Purchase
Property Name       Units           Location     Acquired              Price
Las Colinas I         226     Scottsdale, AZ      5/20/81         $9,266,864
Las Colinas II         74     Scottsdale, AZ      9/23/82          3,564,919
Tierra Catalina       120     Tucson, AZ           3/9/84          7,012,650

Cedar Bay Village, Ridge Park, Kingston Village and Tierra Catalina were originally acquired through joint ventures with unaffiliated developers. On March 30, 1984, the co-venturer's interest with respect to Tierra Catalina was acquired for $400,000. To each venture, the Partnership contributed the apartment projects as its initial capital contribution.

On November 27, 1996, the Partnership sold Ridge Park (the "Property") to Ridge Park Limited Partnership, an Oklahoma limited partnership ("Ridge Park L.P."), which is unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Partnership and Ridge Park L.P. Ridge Park was sold for $3,385,000. The Partnership received net proceeds of $3,196,264 from the transaction of which $1,902,666, representing outstanding principal and interest, was used to fully satisfy the Partnership's mortgage obligation on the Property. The transaction resulted in a gain on sale of $1,410,622 which included the recognition of mortgage prepayment penalties of $36,843, and a $33,154 write-off of the unamortized portion of mortgage fees. The gain was allocated in accordance with the Partnership Agreement. On February 27, 1997, the General Partners paid a special distribution of $1,291,785 ($16.50 per unit) to the Limited Partners, representing the net proceeds from the sale of the Property.

On July 20, 1995, the Partnership sold Kingston Village and Cedar Bay Village (the "Properties") to an institutional buyer (the "Buyer"), which was unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Partnership and the Buyer. Kingston Village and Cedar Bay Village were sold for $5,370,000 and $1,410,000, respectively. The Partnership received net proceeds of $6,555,332 from the transaction of which $3,541,400, representing outstanding principal and interest, was used to fully satisfy the Partnership's mortgage obligations on the Properties. The transaction resulted in a gain on sale of $1,485,121 which included the recognition of mortgage prepayment penalties of $120,926 and a $101,146 write-off of the unamortized portion of mortgage fees. The gain was allocated in accordance with the Partnership Agreement.

On August 17, 1995, the Partnership paid a special distribution of $3,170,745 or $40.50 per Unit to the limited partners. The special distribution was comprised of the net proceeds from the sale of the Properties and Partnership cash reserves.

The joint venture and limited partnership agreements for Cedar Bay Village, Kingston Village, Ridge Park Associates, Tierra Catalina and Las Colinas substantially provide that:

a. Available cash from operations will be distributed 100% to the Partnership until it has received an annual, non-cumulative preferred return, as defined. Any remaining balance will be distributed 99% to the Partnership and 1% to the corporate General Partners.

b. Net income will be allocated first, proportionately to partners with negative capital accounts, as defined, until such capital accounts, as defined, have been increased to zero. Then, to the Partnership up to the amount of any payments made on account of its preferred return; thereafter, 99% to the Partnership and 1% to the corporate General Partners. All losses will be allocated first, to the partners with positive capital accounts, as defined, until such accounts have been reduced to zero. Then, 99% to the Partnership and 1% to the corporate General Partners.

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

5. Mortgages Payable
Mortgages payable, at December 31, 1996, consist of the following first mortgage loans:

                                      Interest      Date of
Property Name            Principal        Rate         Loan        Term
Las Colinas I and II    $6,325,637       8.50%       9/1/92      7 years
Tierra Catalina          3,617,399       8.50%       9/1/92      7 years

On August 27, 1992, the Partnership obtained new first mortgage loans on all of its properties from Washington Mortgage Financial Group, an unaffiliated party. Total proceeds of $15,900,000 were received and collateralized by deeds of trust and assignments of rents as security encumbering the properties. Additionally, these mortgages contain provisions for prepayment penalties if the mortgages are repaid prior to their maturity date of September 1, 1999.

On November 27, 1996, Ridge Park was sold. A portion of the sales proceeds, in the amount of $1,939,509 representing outstanding principal, interest and pre-payment penalties, was used to fully satisfy the Partnership's mortgage obligation on the Property.

On July 20, 1995, Kingston Village and Cedar Bay Village were sold. A portion of the sales proceeds, in the amount of $3,662,325, representing outstanding principal, interest and pre- payment penalties, was used to fully satisfy the Partnership's mortgage obligations on the Properties.

Annual maturities of mortgage notes principal over the next three years are as follows:

                    Year                         Amount
                    1997                    $   112,775
                    1998                        122,743
                    1999                      9,707,518
                                            $ 9,943,036

Based on borrowing rates currently available to the Partnership for mortgage loans with similar terms and average maturities, the fair value of long-term debt approximates carrying value.

6. Transactions with Related Parties
The following is a summary of fees earned and reimbursable expenses to the General Partners and affiliates for the years ended December 31, 1996, 1995 and 1994, and the unpaid portion at December 31, 1996:

                        Unpaid at
                      December 31,                          Earned
                             1996              1996          1995          1994
RI 81 Real Estate
Services, Inc. and
affiliates:
 Out-of-pocket expenses  $     --          $  3,968      $  2,244      $  1,132
ConAm and affiliates:
   Property operating
   salaries                    --           296,558       394,663       418,143
   Property management
   fees                    13,045           181,291       217,706       234,723
       Total             $ 13,045          $481,817      $614,613      $653,998

7. Reconciliation of Financial Statement and Tax Information
The following is a reconciliation of the net income (loss) for financial statement purposes to net income (loss) for federal income tax purposes for the years ended December 31, 1996, 1995 and 1994:

                                               1996          1995          1994
Net income (loss) per
financial statements                    $ 1,285,707   $ 1,141,669   $  (252,627)
Tax basis joint venture net
     loss in excess of GAAP basis
     joint venture net income (loss)        (74,666)     (443,083)     (253,640)
Gain on sale of property for tax
     purposes in excess of gain per
     financial statements                 1,357,592     2,755,883            --
Other                                          (700)        1,000         1,050
     Taxable net income (loss)          $ 2,567,933   $ 3,455,469   $  (505,217)

The following is a reconciliation of partners' capital for financial statement purposes to partners' capital (deficit) for federal income tax purposes as of December 31, 1996, 1995 and 1994:

                                               1996          1995          1994
Partners' capital per
financial statements                    $ 2,860,363   $ 3,575,400   $ 6,352,183
Accrued distribution from sale
of property                               1,304,833            --            --
Adjustment for cumulative difference
   between tax basis loss and
   net income (loss) per
   financial statements                  (2,994,721)   (4,276,947)   (6,590,747)
Partners' capital (deficit) per
tax return                              $ 1,170,475   $  (701,547)  $  (238,564)

8.  Distributions Paid
Cash distributions, per the consolidated statements of partners' capital (deficit), are recorded on the accrual basis, which recognizes specific record dates for payments within each calendar year. The consolidated statements of cash flows recognize actual cash distributions paid during the calendar year.

The following table discloses the annual differences as presented on the consolidated financial statements:

              Distributions                                       Distributions
                 Payable          Distributions   Distributions      Payable
            Beginning of Year       Declared          Paid         December 31
1996            $173,978           $2,000,744    $  695,911         $1,478,811
1995             173,978            3,918,452     3,918,452            173,978
1994             173,978              695,911       695,911            173,978


                       Report of Independent Accountants


To the Partners of
Hutton/ConAm Realty Investors 81:

We have audited the consolidated balance sheets of Hutton/ConAm Realty Investors 81, a California limited partnership, and Consolidated Ventures as of December 31, 1996 and 1995, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hutton/ConAm Realty Investors 81, a California limited partnership, and Consolidated Ventures as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 14, 1997

                              Net Asset Valuation

             Comparison of Acquisition Costs to Appraised Value and
                 Determination of Net Asset Value Per $262 Unit
                        at December 31, 1996 (Unaudited)

                                           Acquisition Cost
                                            (Purchase Price      Partnership's
                                               Plus General           Share of
                                                   Partners'       December 31,
                                                Acquisition     1996 Appraised
Property             Date of Acquisition               Fees)         Value (1)
Las Colinas I & II     5/20/81 & 9/23/82       $ 13,326,613       $ 14,100,000
Tierra Catalina                   3/9/84          7,759,670          6,000,000
                                               $ 21,086,283         20,100,000

Cash and cash equivalents                                            3,092,521
Other assets                                                            14,292
                                                                    23,206,813
Less:
  Total liabilities                                                (10,379,331)
Partnership Net Asset Value (2)                                   $ 12,827,482

Net Asset Value Allocated:
  Limited Partners                                                $ 12,458,860
  General Partners                                                     368,622
                                                                  $ 12,827,482

Net Asset Value Per Unit
  (78,290 units outstanding)                                          $ 159.14

(1) This represents the Partnership's share of the December 31, 1996 Appraised Values which were determined by an independent property appraisal firm.

(2) The Net Asset Value assumes a hypothetical sale at December 31, 1996 of all the Partnership's properties at a price based upon their value as a rental property as determined by an independent property appraisal firm, and the distribution of the proceeds of such sale, combined with the Partnership's cash after liquidation of the Partnership's liabilities, to the Partners.

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


Schedule III - Real Estate and Accumulated Depreciation
December 31, 1996

Residential Property:    Las Colinas    Las Colinas
Consolidated Ventures:        Apts I        Apts II Tierra Catalina       Total

Location              Scottsdale, AZ Scottsdale, AZ      Tucson, AZ          na
Construction date               1981           1982      1983, 1984          na
Acquisition date            05-20-81       09-23-82        03-09-84          na
Life on which depreciation
in latest income statements
is computed                       (3)            (3)             (3)         na
Encumbrances             $ 6,325,637     $       --     $ 3,617,399  $ 9,943,036
Initial cost to
Partnership:
     Land                $ 1,582,000     $  514,564     $ 1,497,150  $ 3,593,714
     Buildings and
     improvements        $ 8,268,721     $3,268,996     $ 6,403,622  $17,941,339
Costs capitalized
subsequent to acquisition:
     Land, buildings
     and improvements    $    29,123     $    8,494     $    32,772  $    70,389

Gross amount at which
carried at close of period: (1)
     Land                $ 1,611,123     $  515,719     $ 1,503,333  $ 3,630,175
     Buildings and
     improvements          8,268,721      3,276,335       6,430,211   17,975,267
                         $ 9,879,844     $3,792,054     $ 7,933,544  $21,605,442

Accumulated
depreciation (2)         $ 5,126,566     $1,878,005     $ 3,298,811  $10,303,382

(1) Represents aggregate cost for both financial reporting and Federal income tax purposes.
(2) The amount of accumulated depreciation for Federal income tax purposes is $17,151,014.
(3)  Buildings and improvements - 25 years; personal property - 10 years.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1996, 1995, and 1994 follows:

                                           1996           1995           1994
Real estate investments:
Beginning of year                  $ 25,243,577   $ 33,729,297   $ 33,729,297
Dispositions                         (3,638,135)    (8,485,720)            --
End of year                        $ 21,605,442   $ 25,243,577   $ 33,729,297

Accumulated depreciation:
Beginning of year                  $ 11,370,295   $ 13,875,550   $ 12,735,626
Depreciation expense                    818,734      1,011,400      1,139,924
Dispositions                         (1,885,647)    (3,516,655)            --
End of year                        $ 10,303,382   $ 11,370,295   $ 13,875,550



                       Report of Independent Accountants


Our report on the consolidated financial statements of Hutton/ConAm Realty Investors 81, a California Limited Partnership, and Consolidated Ventures has been incorporated by reference in this Form 10-K from the Annual Report to unitholders of Hutton/ConAm Realty Investors 81 for the year ended December 31, 1996. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 14, 1997

</TEXT