Form 10-K, Exhibit 13
period 1997-12-31
CONAM REALTY INVESTORS 81 L P
filed 1998-03-31
CIK 350023

Exhibit 13

                      ConAm Realty Investors 81 L.P.

                            1997 Annual Report








                      ConAm Realty Investors 81 L.P.



             ConAm Realty Investors 81 L.P. is a California limited partnership formed in 1981 to acquire, operate and hold for investment multifamily residential properties. At December 31, 1997, the Partnership's portfolio consisted of two apartment properties located in Arizona. Provided below is a comparison of average occupancy levels for the years ended December 31, 1997 and 1996.



                                                      Average Occupancy
         Property             Location                   1997      1996
         --------------------------------------------------------------
         Las Colinas I & II   Scottsdale, Arizona         96%       96%
         Tierra Catalina      Tucson, Arizona             92%       90%
         --------------------------------------------------------------





                                    Contents

                            1   Message to Investors

                            3   Financial Highlights

                            4   Consolidated Financial Statements

                            7   Notes to the Consolidated
                                Financial Statements

                           12   Independent Auditors' Report and
                                Report of Former Independent Accountants

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








                              Message to Investors



Presented for your review is the 1997 Annual Report for ConAm Realty Investors 81 L.P. (the "Partnership"). In this report, we discuss general market conditions affecting the Partnership's two remaining properties (the "Properties"). We have also included a performance summary which addresses operations at each of the properties and financial highlights for the year.

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ from those projected in or contemplated by the forward- looking statements as a result of a number of factors, including those identified herein.

Cash Distributions
------------------
The Partnership declared cash distributions totaling $23.90 per Unit for the year ended December 31, 1997, including the fourth quarter distribution of $1.85 per Unit, which was credited to your brokerage account or sent directly to you on February 13, 1998. Such amount also includes a special cash distribution of $16.50, paid on February 24, 1997, representing net proceeds from the sale of Ridge Park Apartments in December 1996. Since inception, the Partnership has paid distributions totaling $449.55 per original $500 Unit, including $254.50 per Unit in return of capital payments. The level of future distributions will be evaluated on a quarterly basis and will depend on the Partnership's operating results and future cash needs.

Operations Overview
-------------------
Operations at the Properties remained stable in 1997, reflecting healthy economic conditions, tempered by increased competition for tenants in the markets where the properties are located. As a result of new apartment construction in the Tucson and Scottsdale markets, some large apartment properties have begun to offer rental concessions to attract tenants. In both markets, many high-end renters opted to purchase homes due to low interest rates. Despite these trends, strong economic growth in Tucson and Scottsdale helped strengthen multi-family housing, and Tierra Catalina and Las Colinas I and II sustained average occupancy levels of 92% and 96%, respectively, in 1997. In addition, the appraised values of the Properties increased by 4.0% in total when compared to the prior year.

Several interior and exterior repairs were performed at each property in 1997, including landscaping, carpet and appliance replacement in selected units and other repairs to prepare vacant units for occupancy. The General Partner will evaluate the need for capital improvements to increase the appeal of the Properties and position them for eventual sale.

The General Partner continues to evaluate the sale potential of the remaining properties and other options with respect to the Partnership's investments. One of these options includes refinancing the loans secured by the Properties in order to return capital to the limited partners on a tax-free basis and lock in
favorable fixed interest rates.   This would also potentially enhance the
future marketability of the Properties, while enabling the Partnership to take advantage of possible future property appreciation. The Partnership's ability to sell the Properties is dependent upon a variety of factors, many of which are not within the Partnership's control. There can be no assurance that any specific property or all the properties can be sold, that particular prices will be achieved, or that the Properties can be sold within a specific time frame. We will keep you apprised of our sales efforts in future correspondence.





Property Review
---------------
Las Colinas I & II
Las Colinas I & II is a 300-unit apartment community located eight miles northeast of Phoenix in southwest Scottsdale. Las Colinas I and II reported average occupancy of 96% in 1997, unchanged from 1996, and an increase in rental income due to an increase in rental rates. The Scottsdale apartment market experienced continued strong competition during 1997, reflecting high levels of construction and notable competition from condominiums and single family houses, as affordable prices and low mortgage rates enticed renters to buy. Although vacancy rates in Phoenix and the Scottsdale submarket remained low in 1997, occupancy levels are expected to decline due to the significant
new construction.   The Scottsdale market is experiencing strong job and
population growth with over 70,000 new jobs created in the first six months of 1997 and over 100,000 new residents added to the market during the year. This economic growth should favorably impact the market, and ease competition until the pace of new construction subsides.

Tierra Catalina
Tierra Catalina is a 120-unit apartment community located near the Foothills region of Tucson. The property maintained an average occupancy rate of 92% during 1997, an increase from 90% for 1996. The increase in occupancy as well as an increase in rental rates led to a 4.2% rise in the property's rental income. Apartment vacancy rates remain high in this market, but significant population growth in Tucson over the last few years is slowly reducing the number of available units. Low interest rates and affordable home prices have also increased competition by luring many renters to purchase homes. This competition has led to the reemergence of rental incentives and other concessions in the marketplace to attract tenants.

Summary
-------
We will continue to monitor market conditions at the Properties and evaluate a potential refinance of the Partnership's mortgage obligations. In the interim, we intend to maximize the performance of the Properties and further improve their appearance and condition. We will keep you apprised of significant developments affecting your investment in future reports.

Very truly yours,



/s/ Daniel J. Epstein
Daniel J. Epstein
President
Continental American Development, Inc.
and ConAm Development Corporation,
General Partners of ConAm Property
  Services, Ltd.

March 11, 1998




                              Financial Highlights



Selected Financial Data
For the periods ended December 31,     1997     1996     1995     1994     1993
-------------------------------------------------------------------------------
Dollars in thousands,
 except for per unit data

Total Income                        $ 3,299  $ 3,714  $ 4,416  $ 4,760  $ 4,485

Gain on Sale of Properties                _    1,411    1,485        _        _

Net Income (Loss)                        (8)   1,286    1,142     (253)    (618)
Net Cash Provided by
 Operating Activities                   722      753      974      949    1,020

Long-term Obligations at Year End     9,830    9,943   11,954   15,601   15,736

Total Assets at Year End             12,495   14,545   16,022   22,497   23,565

Net Income (Loss) per
 Limited Partnership Unit*             (.10)   15.53    (1.38)   (3.19)   (7.81)

Distributions per
 Limited Partnership Unit*             7.40     8.00     8.00     8.00     3.50

Special Distributions per
 Limited Partnership Unit*            16.50        _    40.50        _        _
-------------------------------------------------------------------------------
* 78,290 units outstanding




Cash Distributions
Per Limited Partnership Unit
                                                          1997             1996
-------------------------------------------------------------------------------
Special Distributions*                                  $16.50           $    _
First Quarter                                             1.85             2.00
Second Quarter                                            1.85             2.00
Third Quarter                                             1.85             2.00
Fourth Quarter                                            1.85             2.00
                                                        ------           ------
Total                                                   $23.90           $ 8.00
-------------------------------------------------------------------------------
* On February 27, 1997, the Partnership paid a special cash distribution totaling $16.50 per Unit, reflecting net proceeds received from the sale of Ridge Park Apartments.






Consolidated Balance Sheets                     At December 31,  At December 31,
                                                          1997             1996
Assets
Investments in real estate:
   Land                                            $ 3,630,175      $ 3,630,175
   Buildings and improvements                       17,975,267       17,975,267
                                                   ----------------------------
                                                    21,605,442       21,605,442
   Less accumulated depreciation                   (11,022,393)     (10,303,382)
                                                   ----------------------------
                                                    10,583,049       11,302,060
Cash and cash equivalents                            1,388,845        2,741,077
Restricted cash                                        430,849          351,444
Mortgage fees, net of accumulated amortization
   of $270,880 in 1997 and $220,063 in 1996.            84,837          135,654
Other assets                                             7,162           14,292
-------------------------------------------------------------------------------
   Total Assets                                    $12,494,742      $14,544,527
-------------------------------------------------------------------------------
Liabilities and Partners' Capital
Liabilities:
  Mortgages payable                                $ 9,830,261      $ 9,943,036
  Distribution payable                                 160,929        1,478,811
  Accounts payable and accrued expenses                202,484          177,414
  Security deposits                                     78,834           71,858
  Due to general partners and affiliates                13,797           13,045
                                                   ----------------------------
   Total Liabilities                                10,286,305       11,684,164
                                                   ----------------------------
Partners' Capital (Deficit):
  General Partners                                    (265,715)        (201,261)
  Limited Partners (78,290 Units outstanding)        2,474,152        3,061,624
                                                   ----------------------------
   Total Partners' Capital                           2,208,437        2,860,363
-------------------------------------------------------------------------------
   Total Liabilities and Partners' Capital         $12,494,742      $14,544,527
-------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.





Consolidated Statements of Operations

For the years ended December 31,                 1997         1996         1995
Income
Rental                                    $ 3,196,975  $ 3,622,403  $ 4,313,044
Interest and other                            102,512       91,282      102,535
                                          -------------------------------------
  Total Income                              3,299,487    3,713,685    4,415,579
-------------------------------------------------------------------------------
Expenses
Property operating                          1,520,450    1,817,928    2,261,179
Interest                                      840,832      992,745    1,191,397
Depreciation and amortization                 769,828      880,445    1,087,749
General and administrative                    176,587      147,482      218,706
                                          -------------------------------------
  Total Expenses                            3,307,697    3,838,600    4,759,031
-------------------------------------------------------------------------------
Loss from operations                           (8,210)    (124,915)    (343,452)
Gain on sale of properties                          _    1,410,622    1,485,121
-------------------------------------------------------------------------------
  Net Income (Loss)                       $    (8,210) $ 1,285,707  $ 1,141,669
-------------------------------------------------------------------------------
Net Income (Loss) Allocated:
 To the General Partners                  $       (82) $    69,591  $ 1,250,091
 To the Limited Partners                       (8,128)   1,216,116     (108,422)
-------------------------------------------------------------------------------
                                          $    (8,210) $ 1,285,707  $ 1,141,669
-------------------------------------------------------------------------------
Per limited partnership unit
(78,290 Units outstanding)
 Loss from operations                           $(.10)      $(1.58)      $(4.34)
 Gain on sale of properties                         _        17.11         2.96
-------------------------------------------------------------------------------
  Net Income (Loss)                             $(.10)      $15.53       $(1.38)
-------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.




Consolidated Statements of Partners' Capital (Deficit)
For the years ended December 31, 1997, 1996 and 1995

                                         General         Limited
                                        Partners        Partners          Total
-------------------------------------------------------------------------------
Balance at December 31, 1994         $(1,316,915)     $7,669,098     $6,352,183
Net income (loss)                      1,250,091        (108,422)     1,141,669
Distributions ($48.50 per Unit)         (121,389)     (3,797,063)    (3,918,452)
-------------------------------------------------------------------------------
Balance at December 31, 1995            (188,213)      3,763,613      3,575,400
Net income                                69,591       1,216,116      1,285,707
Distributions ($24.50 per Unit)          (82,639)     (1,918,105)    (2,000,744)
-------------------------------------------------------------------------------
Balance at December 31, 1996            (201,261)      3,061,624      2,860,363
Net loss                                     (82)         (8,128)        (8,210)
Distributions ($7.40 per Unit)           (64,372)       (579,344)      (643,716)
-------------------------------------------------------------------------------
Balance at December 31, 1997         $  (265,715)     $2,474,152     $2,208,437
-------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.




Consolidated Statements of Cash Flows

For the years ended December 31,                   1997        1996        1995
-------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income (loss)                            $   (8,210) $1,285,707  $1,141,669
Adjustments to reconcile net income
(loss) to net cash provided by
operating activities:
 Depreciation and amortization                  769,828     880,445   1,087,749
 Gain on sale of properties                           _  (1,410,622) (1,485,121)
 Increase (decrease) in cash arising
 from changes in operating assets
 and liabilities:
   Fundings to restricted cash                 (396,778)   (450,460)   (536,471)
   Release of restricted cash to
   property operations                          317,373     493,163     801,400
   Other assets                                   7,130      10,654      16,109
   Accounts payable and accrued expenses         25,070     (48,337)     16,898
   Security deposits                              6,976      (5,575)    (63,975)
   Due to general partners and affiliates           752      (2,218)     (4,567)
                                             ----------------------------------
Net cash provided by operating activities       722,141     752,757     973,691
-------------------------------------------------------------------------------
Cash Flows From Investing Activities -
Net proceeds from sale of properties                  _   3,196,264   6,555,332
-------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Distributions                                (1,961,598)   (695,911) (3,918,452)
Mortgage principal payments                    (112,775) (2,011,152) (3,646,843)
Net cash used for financing activities       (2,074,373) (2,707,063) (7,565,295)
-------------------------------------------------------------------------------
Net increase (decrease) in cash
  and cash equivalents                       (1,352,232)  1,241,958     (36,272)
Cash and cash equivalents,
  beginning of period                         2,741,077   1,499,119   1,535,391
-------------------------------------------------------------------------------
Cash and cash equivalents, end of period     $1,388,845  $2,741,077  $1,499,119
-------------------------------------------------------------------------------
Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for interest     $  840,832  $  992,745  $1,191,397
-------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.





Notes to the Consolidated Financial Statements
December 31, 1997, 1996 and 1995

1.  Organization
ConAm Realty Investors 81 L.P. (formerly Hutton/ConAm Realty Investors 81) (the "Partnership") was organized as a limited partnership under the laws of the State of California pursuant to a Certificate and Agreement of Limited Partnership (the "Partnership Agreement") dated April 30, 1981, as amended and restated August 31, 1981. The Partnership was formed for the purpose of acquiring and operating certain types of residential real estate. The general partners of the Partnership were RI-81 Real Estate Services Inc. ("RI-81"), an affiliate of Lehman Brothers Inc., and ConAm Property Services, Ltd. ("CPS"), an affiliate of Continental American Properties, Ltd. (the "General Partners"). On October 8, 1997, CPS acquired RI-81's co-general partner interest in the Partnership effective July 1, 1997, pursuant to a purchase agreement between CPS and RI-81 dated August 29, 1997. As a result, CPS now serves as the sole general partner (the "General Partner") of the Partnership. In conjunction with this transaction, the name of the Partnership changed from Hutton/ConAm Realty Investors 81 to ConAm Realty Investors 81 L.P. The Partnership will continue until December 31, 2010 unless sooner terminated pursuant to the terms of the Partnership Agreement.

2.  Significant Accounting Policies

Financial Statements The consolidated financial statements are prepared on the accrual basis of accounting and include the accounts of the Partnership and its affiliated ventures when the Partnership has a controlling interest in the ventures. The effect of transactions between the Partnership and its ventures have been eliminated in consolidation.

Investments in Real Estate Investments in real estate are recorded at cost less accumulated depreciation and include the initial purchase price of the property, legal fees, acquisition and closing costs.

Revenue is recognized when earned and expenses (including depreciation) are recognized when incurred in accordance with generally accepted accounting principles. Leases are generally for terms of one year or less.

Depreciation is computed using the straight-line method based upon the estimated useful lives of the properties (25 years). Maintenance and repairs are charged to operations as incurred. Costs incurred for significant betterments and improvements are capitalized and depreciated over their estimated useful lives.

For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in net income for the period.

Impairment of Long-Lived Assets Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121"), requires the Partnership to assess its real estate investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. Recoverability of real estate to be held and used is measured by a comparison of the carrying amount of the real estate to future net cash flows (undiscounted and without interest) expected to be generated by the real estate. If the real estate is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the real estate exceeds the fair value of the real estate.

Income Taxes No provision for income taxes has been made in the financial statements as the liability for such taxes is that of the partners rather than the Partnership.

Mortgage Fees Included in mortgage fees are deferred mortgage costs incurred in connection with obtaining financing on the Partnership's properties. Such costs are amortized over the 7- year term of the applicable loans.

Cash and Cash Equivalents Cash and cash equivalents consist of highly liquid short-term investments with original maturities of three months or less.

Concentration of Credit Risk Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents and restricted cash in excess of the financial institution's federally insured limits. The Partnership invests its cash and cash equivalents and restricted cash with high credit quality federally insured financial institutions.

Restricted Cash Restricted cash consists of escrows for insurance, real estate taxes and property replacement and repairs as required by the first mortgage lender.

Use of Estimates Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

3.  The Partnership Agreement
The Partnership Agreement provides that net cash from operations, as defined, is to be distributed quarterly, 90% to the limited partners and 10% to the General Partners.

Net loss for any fiscal year is to be allocated 99% to the limited partners and 1% to General Partners. Net income for any fiscal year will generally be allocated 90% to the limited partners and 10% to the General Partners.

Net proceeds from sales or refinancing are to be distributed 99% to the limited partners and 1% to the General Partners until each limited partner has received an amount equal to its adjusted capital value (as defined) and an annual, non-compounded cumulative 7% return thereon. The balance, if any, is to be distributed 85% to the limited partners and 15% to the General Partners. Gain from sales resulting from mortgage debt in excess of basis is to be allocated to each partner having a negative capital account balance, pro rata, to the extent of such negative balance. Thereafter, such gain is to be allocated in accordance with the distribution of net proceeds from sale or refinancing, with the balance allocated to the limited partners.

4.  Investments in Real Estate
The Partnership owns two residential apartment complexes that were acquired either directly or through investments in joint ventures as follows:

                      Apartment                       Date            Purchase
Property Name          Units       Location          Acquired          Price
-------------------------------------------------------------------------------
Las Colinas I & II      300     Scottsdale, AZ   5/20/81 & 9/23/82  $12,831,783
Tierra Catalina         120     Tucson, AZ           3/9/84           7,012,650
-------------------------------------------------------------------------------

On July 20, 1995, the Partnership sold Kingston Village and Cedar Bay Village (the "Properties") to an institutional buyer (the "Buyer"), which was unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Partnership and the Buyer. Kingston Village and Cedar Bay Village were sold for $5,370,000 and $1,410,000, respectively. The Partnership received aggregate net proceeds of $6,555,332 from the sales of which $3,541,400, representing outstanding principal and interest, was used to fully satisfy the Partnership's mortgage obligations on the Properties. The sales resulted in a gain on sale of $1,485,121 which included the recognition of mortgage prepayment penalties of $120,926 and a $101,146 write-off of the unamortized portion of mortgage fees. The gain was allocated in accordance with the Partnership Agreement. On August 17, 1995, the Partnership paid a special distribution of $3,170,745 or $40.50 per Unit to the limited partners. The special distribution was comprised of the net proceeds from the sale of the Properties and Partnership cash reserves.

On November 27, 1996, the Partnership sold Ridge Park (the "Property") to Ridge Park Limited Partnership, an Oklahoma limited partnership ("Ridge Park L.P."), which is unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Partnership and Ridge Park L.P. The Property was sold for $3,385,000. The Partnership received net proceeds of $3,196,264 from the transaction of which $1,902,666, representing outstanding principal and interest, was used to fully satisfy the Partnership's mortgage obligation on the Property. The transaction resulted in a gain on sale of $1,410,622 which included the recognition of mortgage prepayment penalties of $36,843, and a $33,154 write-off of the unamortized portion of mortgage fees. The gain was allocated in accordance with the Partnership Agreement. On February 27, 1997, the Partnership paid a special distribution of $1,291,785 ($16.50 per unit) to the limited partners, representing the net proceeds from the sale of the Property.

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

The joint venture and limited partnership agreements for Cedar Bay Village, Kingston Village, Ridge Park Associates, Tierra Catalina and Las Colinas substantially provide that:

a. Available cash from operations is to be distributed 100% to the Partnership until it has received an annual, non-cumulative preferred return, as defined. Any remaining balance is to be distributed 99% to the Partnership and 1% to the corporate General Partners.

b. Net income is to be allocated first, proportionately to partners with negative capital accounts, as defined, until such capital accounts have been increased to zero then, to the Partnership up to the amount of any payments made on account of its preferred return and thereafter, 99% to the Partnership and 1% to the corporate General Partners. All losses are to be allocated first, to the partners with positive capital accounts, as defined, until such accounts have been reduced to zero and then, 99% to the Partnership and 1% to the corporate General Partners.

c. Income from a sale is to be allocated first, to the Partnership until the Partnership's capital accounts, as defined, are equal to the fair market value of the ventures' assets at the date of the amendments. Then, any remaining balance is to be allocated 99% to the Partnership and 1% to the corporate General Partners. Net proceeds from a sale or refinancing are to be distributed first, to the partners with the positive capital account balance, as defined; thereafter, 99% to the Partnership and 1% to the corporate General Partners.

5.  Mortgages Payable
On August 27, 1992, the Partnership obtained first mortgage loans on Las Colinas I and II, Tierra Catalina, Kingston Village, Cedar Bay Village, and Ridge Park properties totaling $15,900,000. The loans, secured by the respective properties and an assignment of rents and leases, bear interest at an annual rate of 8.5%. Each of the loans is a non-recourse loan with monthly payments of principal and interest based on a thirty year amortization schedule and a seven year term with the balance of the principal due on September 1, 1999. The loans require monthly insurance, real estate tax and property replacement and repair reserve escrow fundings.

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

The monthly payment of principal and interest on the remaining outstanding first mortgage loans is $79,467. Upon maturity of the first mortgage loans, a balloon payment of $9,619,720 and any accrued interest are due. Additionally, these mortgages contain provisions for prepayment penalties if the mortgages are repaid prior to their maturity date of September 1, 1999. Mortgages payable for Las Colinas I and II and Tierra Catalina at December 31, 1997 are $6,253,891 and $3,576,370, respectively.


Annual maturities of mortgage principal at December 31, 1997, are as follows:

                       Year                        Amount
                       ----------------------------------
                       1998                       122,743
                       1999                     9,707,518
                       ----------------------------------
                                               $9,830,261
                       ----------------------------------

6.  Fair Value of Financial Instruments
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires that the fair values be disclosed for the Partnership's financial instruments. The carrying amount of cash and cash equivalents, restricted cash, distribution payable, accounts payable and accrued expenses, security deposits and due to general partners and affiliates are reasonable estimates of their fair values due to the short-term nature of those instruments.

The carrying amount of the mortgages payable is a reasonable estimate of its fair value based on management's belief that the interest rates and terms of the debt are comparable to those commercially available to the Partnership in the marketplace for similar instruments.

7.  Transactions with Related Parties
The following is a summary of fees earned and reimbursable expenses to the General Partners and affiliates for the years ended December 31, 1997, 1996 and 1995, and the unpaid portion at December 31, 1997:

                                   Earned and
                                    Unpaid at
                                  December 31,                 Earned
                                         1997        1997       1996       1995
-------------------------------------------------------------------------------
RI 81 Real Estate Services, Inc.
and affiliates:
   Out-of-pocket expenses              $    _     $ 4,615     $3,968    $ 2,244
ConAm and affiliates:
Property operating salaries                 _     260,841    296,558    394,663
Property management fees               13,797     160,005    181,291    217,706
-------------------------------------------------------------------------------
Total                                 $13,797    $425,461   $481,817   $614,613
-------------------------------------------------------------------------------

8.  Reconciliation of Financial Statement and Tax Information
The following is a reconciliation of the consolidated net income (loss) for financial statement purposes to net income for federal income tax purposes for the years ended December 31, 1997, 1996 and 1995:

                                                 1997         1996         1995
-------------------------------------------------------------------------------
Net income (loss) per financial statements    $(8,210)  $1,285,707   $1,141,669
Tax basis joint venture net income
 (loss) in excess of GAAP basis
 joint venture net income (loss)(unaudited)   274,150      (74,666)    (443,083)
Gain on sale of properties for tax
 purposes in excess of gain per
 financial statements (unaudited)                   _    1,357,592    2,755,883
Other (unaudited)                              18,312         (700)       1,000
-------------------------------------------------------------------------------
 Taxable net income (unaudited)              $284,252   $2,567,933   $3,455,469
-------------------------------------------------------------------------------


The following is a reconciliation of partners' capital for financial statement purposes to partners' capital (deficit) for federal income tax purposes as of December 31, 1997, 1996 and 1995:

                                                   1997        1996        1995
-------------------------------------------------------------------------------
Partners' capital per financial statements   $2,208,437  $2,860,363  $3,575,400
Accrued distribution from sale of property            _   1,304,833           _
Adjustment for cumulative difference
 between tax basis loss and net income
 (loss) per financial statements (unaudited) (2,702,259) (2,994,721) (4,276,947)
-------------------------------------------------------------------------------
Partners' capital (deficit) per
 tax return (unaudited)                      $ (493,822) $1,170,475  $ (701,547)
-------------------------------------------------------------------------------

At December 31, 1997, the tax basis of the Partnership's assets was $9,941,445 and the tax basis of the Partnership's liabilities was $10,435,267.

9.  Distributions Paid
Distributions, per the consolidated statements of partners' capital (deficit), are recorded on the accrual basis, which recognizes specific record dates for payments within each calendar year. The consolidated statements of cash flows recognize actual cash distributions paid during the calendar year. The following table discloses the annual differences as presented on the consolidated financial statements:

               Distributions                                    Distributions
                 Payable        Distributions   Distributions      Payable
             Beginning of Year    Declared          Paid         December 31,
-------------------------------------------------------------------------------
1997           $1,478,811        $  643,716      $1,961,598       $  160,929
1996              173,978         2,000,744         695,911        1,478,811
1995              173,978         3,918,452       3,918,452          173,978
-------------------------------------------------------------------------------





                          Independent Auditors' Report




The General Partner
ConAm Realty Investors 81 L.P.:


We have audited the accompanying consolidated balance sheet of ConAm Realty Investors 81 L.P. (a California limited partnership) (formerly Hutton/ConAm Realty Investors 81) and consolidated ventures (the "Partnership"), as of December 31, 1997, and the related consolidated statements of operations, partners' capital (deficit), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 consolidated financial statements referred to above present fairly, in all material respects, the financial position of ConAm Realty Investors 81 L.P. and consolidated ventures as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                              KPMG Peat Marwick LLP


San Diego, California
March 3, 1998







                    Report of Former Independent Accountants





To the Partners of
ConAm Realty Investors 81 L.P.:

We have audited the consolidated balance sheet of ConAm Realty Investors 81 L.P. (formerly Hutton/ConAm Realty Investors 81), a California limited partnership, and Consolidated Ventures as of December 31, 1996 and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the two years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ConAm Realty Investors 81 L.P., a California limited partnership, and Consolidated Ventures as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.


Hartford, Connecticut
February 14, 1997










                              Net Asset Valuation

             Comparison of Acquisition Costs to Appraised Value and Determination of Net Asset Value Per Unit at December 31, 1997 (Unaudited)

                                          Acquisition Cost
                                           (Purchase Price
                                              Plus General
                                                  Partners'        December 31,
                                               Acquisition      1997 Appraised
Property             Date of Acquisition              Fees)           Value (1)
------------------------------------------------------------------------------
Las Colinas I & II     5/20/81 & 9/23/82       $13,326,613         $14,500,000
Tierra Catalina                   3/9/84         7,759,670           6,400,000
                                               $21,086,283          20,900,000

Cash and cash equivalents
  (including restricted cash)                                        1,819,694
Other assets                                                             7,162
                                                                   -----------
                                                                    22,726,856
Less:
  Total liabilities                                                (10,286,305)
                                                                   -----------
Partnership Net Asset Value (2)                                    $12,440,551
                                                                   -----------
Net Asset Value Allocated:
  Limited Partners                                                 $12,258,582
  General Partners                                                     181,969
                                                                   -----------
                                                                   $12,440,551
                                                                   -----------
Net Asset Value Per Unit
  (78,290 units outstanding)                                          $ 153.90
------------------------------------------------------------------------------

(1) This represents the Partnership's share of the December 31, 1997 Appraised Values which were determined by an independent property appraisal firm.

(2) The Partnership Net Asset Value assumes a hypothetical sale at December 31, 1997 of all the Partnership's properties at a price based upon their value as a rental property as determined by an independent property appraisal firm, and the distribution of the proceeds of such sale, combined with the Partnership's cash after liquidation of the Partnership's liabilities, to the Partners.

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






Schedule III - Real Estate and Accumulated Depreciation
December 31, 1997

Residential Property:       Las Colinas   Las Colinas       Tierra
                                 Apts I       Apts II     Catalina        Total
-------------------------------------------------------------------------------
Location                     Scottsdale,   Scottsdale,  Tucson, AZ           na
                                     AZ            AZ
Construction date                  1981          1982   1983, 1984           na
Acquisition date               05-20-81      09-23-82     03-09-84           na
Life on which depreciation
in latest income statements
is computed                    25 years      25 years     25 years           na
Encumbrances                 $6,253,891    $        _   $3,576,370  $ 9,830,261
Initial cost to Partnership:
     Land                    $1,582,000      $514,564   $1,497,150  $ 3,593,714
     Buildings and
     improvements            $8,268,721    $3,268,996   $6,403,622  $17,941,339
Costs capitalized
subsequent to acquisition:
     Land, buildings
     and improvements        $   29,123    $    8,494   $   32,772  $    70,389

Gross amount at which carried
 at close of period: (1)
     Land                    $1,611,123    $  515,719   $1,503,333  $ 3,630,175
     Buildings and
     improvements             8,268,721     3,276,335    6,430,211   17,975,267
-------------------------------------------------------------------------------
                             $9,879,844    $3,792,054   $7,933,544  $21,605,442
-------------------------------------------------------------------------------
Accumulated depreciation (2) $5,457,315    $2,009,058   $3,556,020  $11,022,393
-------------------------------------------------------------------------------

(1) Represents aggregate cost for both financial reporting and Federal income tax purposes.
(2) The amount of accumulated depreciation for Federal income tax purposes is $17,595,293.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1997, 1996, and 1995 follows:

                                             1997           1996           1995
-------------------------------------------------------------------------------
Investments in real estate:
Beginning of period                   $21,605,442    $25,243,577    $33,729,297
Dispositions                                    _     (3,638,135)    (8,485,720)
-------------------------------------------------------------------------------
End of period                         $21,605,442    $21,605,442    $25,243,577
-------------------------------------------------------------------------------

Accumulated depreciation:
Beginning of period                   $10,303,382    $11,370,295    $13,875,550
Depreciation expense                      719,011        818,734      1,011,400
Dispositions                                    _     (1,885,647)    (3,516,655)
-------------------------------------------------------------------------------
End of period                         $11,022,393    $10,303,382    $11,370,295
-------------------------------------------------------------------------------

See accompanying independent auditors' report.






                          Independent Auditors' Report





The General Partner
ConAm Realty Investors 81 L.P.:


Under date of March 3, 1998, we reported on the consolidated balance sheet of ConAm Realty Investors 81 L.P. (a California limited partnership) (formerly Hutton/ConAm Realty Investors 81) and consolidated ventures (the "Partnership") as of December 31, 1997, and the related consolidated statements of operations, partners' capital (deficit), and cash flows for the year then ended, as contained in the 1997 annual report to Unitholders. These consolidated financial statements and our report thereon are incorporated by reference in the 1997 annual report on Form 10-K. In connection with our audit of the aforementioned consolidated financial statements, we also have audited the related consolidated financial
statement schedule.   This consolidated financial statement schedule  is the
responsibility  of  the  Partnership's  management.   Our responsibility  is to
express an opinion on this consolidated financial statement schedule based on our audit.

In our opinion, the consolidated financial statement schedule, when considered
in  relation  to  the  basic   consolidated financial statements taken as a
whole, presents fairly, in all material respects, the information set forth therein.

                                           KPMG Peat Marwick LLP



San Diego, California
March 3, 1998







                    Report of Former Independent Accountants






Our report on the consolidated financial statements of ConAm Realty Investors 81 L.P. (formerly Hutton/ConAm Realty Investors 81), a California Limited Partnership, and Consolidated Ventures has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of ConAm Realty Investors 81 for the year ended December 31, 1996. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10- K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


COOPERS & LYBRAND L.L.P.


Hartford, Connecticut
February 14, 1997