Form 10-K405, Exhibit 13
period 1998-12-31
CONAM REALTY INVESTORS 81 L P
filed 1999-03-30
CIK 350023

                                   EXHIBIT 13

                         CONAM REALTY INVESTORS 81 L.P.

                               1998 ANNUAL REPORT

-------------------------------------------------------------------------------
                         CONAM REALTY INVESTORS 81 L.P.
-------------------------------------------------------------------------------

         ConAm Realty Investors 81 L.P. is a California limited partnership formed in 1981 to acquire, operate and hold for investment multifamily residential properties. At December 31, 1998, the Partnership's portfolio consisted of two apartment properties located in Arizona. On January 29, 1999, with the consent of the Unitholders, the two remaining properties were sold for a price of $22,250,000 (before closing costs) and substantially all of the cash, less a contingency amount, was subsequently distributed to the Unitholders on February 26, 1999.

                          CONTENTS

              1      Message to Investors
              2      Performance Summary
              3      Financial Highlights
              4      Consolidated Financial Statements
              7      Notes to the Consolidated Financial Statements
             13      Independent Auditors' Report
             14      Report of Former Independent Accountants
             15      Net Asset Valuation



-------------------------------------------------------------------------------
     ADMINISTRATIVE INQUIRIES               PERFORMANCE INQUIRIES/FORM 10-Ks
     ADDRESS CHANGES/TRANSFERS              Brock, Tibbitts and Snell
     MAVRICC Management Systems, Inc.       625 Broadway, Suite 911
     1845 Maxwell, Suite 101                San Diego, California 92101
     Troy, MI  48084-4510
     Attn: Financial Communications
     248-637-7897                           619-232-0365
-------------------------------------------------------------------------------

CONAM REALTY INVESTORS 81 L.P.
AND CONSOLIDATED VENTURES

-------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
-------------------------------------------------------------------------------

Presented for your review is the 1998 Annual Report for ConAm Realty Investors 81 L.P. (the "Partnership"). In this report we have included a performance summary which addresses operations at each of the properties (the "Properties") and the financial highlights for the year.

We are pleased to announce that the proposed sale of the Partnership's two remaining Properties to DOC Investors, L.L.C., a Delaware limited liability company, was approved by a majority in interest of the Unitholders as of January 15, 1999 and that the sale was completed on January 29, 1999. Following the close of the sale of the Properties, a distribution of $172.50 per Unit, representing the majority of the net proceeds from the sale and other cash from operations, was paid to Unitholders on February 26, 1999. This distribution included the net proceeds from the sale of the Partnership's Properties in January 1999 of $156.17 per Unit, and cash from operations of $16.33 per Unit.

CASH DISTRIBUTIONS
The Partnership paid quarterly cash distributions of operating cash flow totaling $6.00 per Unit for the year ended December 31, 1998. The General Partner elected not to make a fourth quarter distribution pending the outcome of the solicitation of the consent of the Unitholders to the sale of the Partnership's Properties. Including the distribution of sale proceeds and cash from operations made on February 26, 1999, since inception, the Partnership has paid distributions totaling $628.05 per original $500 Unit.

OPERATIONS OVERVIEW
In 1998, operations at the Partnership's Properties continued to be impacted to varying degrees by strong competition for residents. In the Scottsdale and Tucson areas where the Properties are located, many renters opted to purchase homes due to low interest rates. Despite this trend, strong economic growth nonetheless helped strengthen multifamily housing, and the Properties were able to sustain average occupancy levels at or above 95% in 1998 while increasing rental rates at both Properties, in part due to the use of rental concessions. The Tucson market also improved from its overbuilt situation of two years ago, contributing to the increased occupancy at Tierra Catalina. Although rental occupancy and rental rates have improved, rental concessions were required to maintain occupancy levels.


SUMMARY
The sale of the Properties on January 29, 1999 and the initial distribution of net sales proceeds and cash from operations on February 26, 1999 represented a major step toward the liquidation of the Partnership that is expected to be completed in August 1999. A final distribution of remaining Partnership cash, if any, will be made shortly thereafter.

Very truly yours,


/s/ Daniel J. Epstein
Daniel J. Epstein, President
Continental American Development Inc.
General Partner of ConAm Property Services, Ltd.
March 30, 1999

CONAM REALTY INVESTORS 81 L.P.
AND CONSOLIDATED VENTURES

-------------------------------------------------------------------------------
                               PERFORMANCE SUMMARY
-------------------------------------------------------------------------------

LAS COLINAS I & II  SCOTTSDALE, ARIZONA

Las Colinas I & II is a 300-unit apartment community located in Scottsdale eight miles northeast of Phoenix. Las Colinas I & II reported average occupancy of 97% in 1998, up from 96% in 1997, and an increase in rental rates. The Scottsdale apartment market experienced continued strong competition during 1998 and 1997, reflecting high levels of construction and notable competition from condominiums and single family houses, as affordable prices and low mortgage rates enticed renters to buy. The Scottsdale market is experiencing strong job and population growth.

TIERRA CATALINA TUCSON, ARIZONA

Tierra Catalina is a 120-unit apartment community located near the Foothills region of Tucson. The property maintained an average occupancy rate of 95% during 1998, an increase from 92% for 1997, in part due to the use of rental incentives and other concessions in the marketplace to attract residents. The increase in occupancy as well as an increase in rental rates led to a 7.5% rise in the property's rental income in 1998. Apartment vacancy rates generally remain high in this market, but significant population growth in Tucson over the last few years is slowly reducing the number of available units. Low interest rates and affordable home prices have also increased competition for residents by encouraging many renters to purchase homes.

CONAM REALTY INVESTORS 81 L.P.
AND CONSOLIDATED VENTURES

-------------------------------------------------------------------------------
                              FINANCIAL HIGHLIGHTS
-------------------------------------------------------------------------------

SELECTED FINANCIAL DATA
For the years ended December 31,            1998           1997             1996             1995             1994
--------------------------------------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS, EXCEPT FOR
PER UNIT DATA

Total Income                             $  3,463        $  3,299         $  3,714           4,416            4,760
Gain on Sale of Properties                     --              --            1,411           1,485               --
Net Income (Loss)                             193              (8)           1,286           1,142             (253)
Net Cash Provided by
     Operating Activities                     998             722              753             974              949
Long-term Obligations at Year End           9,718           9,830            9,943          11,954           15,601
Total Assets at Year End                   12,057          12,495           14,545          16,022           22,497
Net Income (Loss) per
      Limited Partnership Unit*              2.22            (.10)           15.53           (1.38)           (3.19)
Distributions per Limited Partnership
     Unit*                                   6.00            7.40             8.00            8.00             8.00
Special Distributions per Limited
       Partnership Unit*                       --           16.50               --           40.50               --
--------------------------------------------------------------------------------------------------------------------
* 78,290 UNITS OUTSTANDING


CASH DISTRIBUTIONS
PER LIMITED PARTNERSHIP UNIT                  1998                   1997
--------------------------------------- ------------------ -------------------
Special Distributions*                       $   --                 $16.50
First Quarter                                  2.00                   1.85
Second Quarter                                 2.00                   1.85
Third Quarter                                  2.00                   1.85
Fourth Quarter                                   --                   1.85
                                        ------------------ -------------------
TOTAL                                        $ 6.00                $ 23.90
--------------------------------------- ------------------ -------------------

Cash distributions were reduced in 1998 due to a suspension of distributions in the fourth quarter pending the outcome of the solicitation of the consent of the Unitholders to the sale of the Properties.

* On February 27, 1997, the Partnership paid a special cash distribution totaling $16.50 per Unit, reflecting net proceeds received from the sale of Ridge Park.

CONAM REALTY INVESTORS 81 L.P.
AND CONSOLIDATED VENTURES


---------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS                                   AT DECEMBER 31,            AT DECEMBER 31,
                                                                         1998                       1997
---------------------------------------------------------------------------------------------------------
ASSETS
Investments in real estate:
     Land                                                    $      3,630,175           $       3,630,175
     Buildings and improvements                                    17,984,707                  17,975,267
                                                             --------------------------------------------
                                                                   21,614,882                  21,605,442
     Less accumulated depreciation                                (11,739,275)                (11,022,393)
                                                             --------------------------------------------
                                                                    9,875,607                  10,583,049
Cash and cash equivalents                                           1,578,924                   1,388,845
Restricted cash                                                       410,262                     430,849
Mortgage fees, net of accumulated amortization
    of $321,697 in 1998 and $270,880 in 1997                           34,020                      84,837
Other assets                                                          158,544                       7,162
---------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                                            $     12,057,357           $      12,494,742
=========================================================================================================

LIABILITIES AND PARTNERS' CAPITAL
---------------------------------------------------------------------------------------------------------
Liabilities:
   Mortgages payable                                         $      9,718,148           $      9,830,261
   Distribution payable                                                    --                    160,929
   Accounts payable and accrued expenses                              307,101                    202,484
   Due to general partner and affiliates                               14,966                     13,797
   Interest payable                                                    68,837                         --
   Security deposits                                                   68,378                     78,834
                                                              -------------------------------------------
     Total Liabilities                                             10,177,430                 10,286,305
                                                              -------------------------------------------
Partners' Capital (Deficit):
   General Partner                                                   (298,566)                  (265,715)
   Limited Partners (78,290 Units outstanding)                      2,178,493                  2,474,152
                                                              -------------------------------------------
     Total Partners' Capital                                        1,879,927                  2,208,437
---------------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND PARTNERS' CAPITAL                 $     12,057,357           $     12,494,742
=========================================================================================================

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

CONAM REALTY INVESTORS 81 L.P.
AND CONSOLIDATED VENTURES


-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,                                            1998             1997              1996
-------------------------------------------------------------------------------------------------------------------
INCOME
Rental                                                           $     3,402,923   $    3,196,975   $     3,622,403
Interest and other                                                        59,998          102,512            91,282
                                                                ---------------------------------------------------
     Total Income                                                      3,462,921        3,299,487         3,713,685
                                                                ---------------------------------------------------
EXPENSES
Property operating                                                     1,497,797        1,520,450         1,817,928
Depreciation and amortization                                            769,749          769,828           880,445
Interest                                                                 830,863          840,832           992,745
General and administrative                                               169,197          176,587           147,482
Write-off of assets                                                        1,892               --                --
                                                                ---------------------------------------------------
     Total Expenses                                                    3,269,498        3,307,697         3,838,600
                                                                ---------------------------------------------------
Income (Loss) from operations                                            193,423           (8,210)         (124,915)
Gain on sale of property                                                      --               --         1,410,622
-------------------------------------------------------------------------------------------------------------------
     NET INCOME (LOSS)                                           $       193,423   $       (8,210)  $     1,285,707
===================================================================================================================
NET INCOME (LOSS) ALLOCATED:
     To the General Partner                                      $        19,342   $          (82)  $        69,591
     To the Limited Partners                                             174,081           (8,128)        1,216,116
-------------------------------------------------------------------------------------------------------------------
     NET INCOME (LOSS)                                           $       193,423   $       (8,210)  $     1,285,707
===================================================================================================================
PER LIMITED PARTNERSHIP UNIT
(78,290 UNITS OUTSTANDING):
     Income (Loss) from operations                               $          2.22   $         (.10)   $        (1.58)
     Gain on sale of property                                                 --               --             17.11
-------------------------------------------------------------------------------------------------------------------
     NET INCOME (LOSS)                                           $          2.22   $         (.10)   $        15.53
===================================================================================================================

-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
-------------------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996               GENERAL             LIMITED
                                                                    PARTNER            PARTNERS               TOTAL
-------------------------------------------------------------------------------------------------------------------
BALANCE (DEFICIT) AT DECEMBER 31, 1995                          $  (188,213)     $    3,763,613     $     3,575,400
Net income                                                           69,591           1,216,116           1,285,707
Distributions ($24.50 per Unit)                                     (82,639)         (1,918,105)         (2,000,744)
-------------------------------------------------------------------------------------------------------------------
BALANCE (DEFICIT) AT DECEMBER 31, 1996                          $  (201,261)     $    3,061,624     $     2,860,363
Net loss                                                                (82)             (8,128)             (8,210)
Distributions ($7.40 per Unit)                                      (64,372)           (579,344)           (643,716)
--------------------------------------------------------------------------------------------------------------------
BALANCE (DEFICIT) AT DECEMBER 31, 1997                          $  (265,715)     $    2,474,152     $     2,208,437
Net income                                                           19,342             174,081             193,423
Distributions ($6.00 per Unit)                                      (52,193)           (469,740)           (521,933)
-------------------------------------------------------------------------------------------------------------------
BALANCE (DEFICIT) AT DECEMBER 31, 1998                          $  (298,566)     $    2,178,493     $     1,879,927
===================================================================================================================

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

CONAM REALTY INVESTORS 81 L.P.
AND CONSOLIDATED VENTURES


-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,                                  1998               1997                1996
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                             $   193,423         $    (8,210)        $ 1,285,707
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
   Depreciation and amortization                                  769,749             769,828             880,445
   Gain on sale of properties                                          --                  --          (1,410,622)
   Write-off of assets                                              1,892                  --                  --
   Increase (decrease) in cash arising from changes in
      operating assets and liabilities:
         Fundings to restricted cash                             (405,639)           (396,778)           (450,460)
         Release of restricted cash                               426,226             317,373             493,163
         Other assets                                            (151,382)              7,130              10,654
         Accounts payable and accrued expenses                    104,617              25,070             (48,337)
         Due to general partner and affiliates                      1,169                 752              (2,218)
         Interest payable                                          68,837                  --                  --
         Security deposits                                        (10,456)              6,976              (5,575)
                                                              -----------------------------------------------------
Net cash provided by operating activities                         998,436             722,141             752,757
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to real estate                                          (13,382)                 --                  --
Net proceeds from sale of property                                     --                  --           3,196,264
                                                              -----------------------------------------------------
Net cash provided by (used in) investing activities               (13,382)                 --           3,196,264
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions                                                    (682,862)         (1,961,598)           (695,911)
Mortgage principal payments                                      (112,113)           (112,775)         (2,011,152)
                                                              -----------------------------------------------------
Net cash used in financing activities                            (794,975)         (2,074,373)         (2,707,063)
-------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents              190,079          (1,352,232)          1,241,958
Cash and cash equivalents, beginning of period                  1,388,845           2,741,077           1,499,119
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                      $ 1,578,924         $ 1,388,845         $ 2,741,077
===================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest                      $   762,026         $   840,832         $   992,745
-------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF NON-CASH
INVESTING ACTIVITIES:
Write-off of buildings and improvements                       $    (3,942)        $        --         $        --
Write-off of accumulated depreciation                         $     2,050         $        --         $        --
-------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

CONAM REALTY INVESTORS 81 L.P.
AND CONSOLIDATED VENTURES

Notes to the Consolidated Financial Statements
DECEMBER 31, 1998, 1997 AND 1996

1. ORGANIZATION

ConAm Realty Investors 81 L.P. (formerly Hutton/ConAm Realty Investors 81) (the "Partnership") was organized as a Limited Partnership under the laws of the State of California pursuant to a Certificate and Agreement of Limited Partnership (as subsequently amended, the "Partnership Agreement") dated April 30, 1981, as amended and restated August 31, 1981. The Partnership was formed for the purpose of acquiring and operating multi-family residential real estate. The general partners of the Partnership were RI-81 Real Estate Services Inc. ("RI-81"), an affiliate of Lehman Brothers, Inc., and ConAm Property Services, Ltd. ("CPS"), an affiliate of Continental American Properties, Ltd. (the "General Partners"). On October 8, 1997, CPS acquired RI-81's co-general partner interest in the Partnership, effective July 1, 1997, pursuant to a purchase agreement between CPS and RI-81 dated August 29, 1997. As a result, CPS now serves as the sole general partner (the "General Partner") of the Partnership. In conjunction with this transaction, the name of the Partnership was changed from Hutton/ConAm Realty Investors 81 to ConAm Realty Investors 81 L.P. On January 15, 1999, a majority in interest of Unitholders agreed to sell the Partnership's remaining properties and liquidate the Partnership. The Partnership sold its properties on January 29,1999 (Note 10) and expects to liquidate during 1999.

2. SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

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

IMPAIRMENT OF LONG-LIVED ASSETS The Partnership assesses its real estate investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. Recoverability of real estate to be held and used is measured by a comparison of the carrying amount of the real estate to future net cash flows (undiscounted and without interest) expected to be generated by the real estate. If the real estate is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the real estate exceeds the fair value of the real estate. At December 31, 1998, the Partnership's properties were assets to be held and used as the Partnership did not have the ability to sell the properties without the approval of a majority of the Unitholders.

CONAM REALTY INVESTORS 81 L.P.
AND CONSOLIDATED VENTURES

MORTGAGE FEES Mortgage fees are costs incurred in connection with obtaining financing for the Partnership's properties. Such costs are amortized over the initial term of the loan on a method which approximates the effective-interest method.

INCOME TAXES No provision for income taxes has been made in the financial statements as the liability for such taxes is that of the partners rather than the Partnership.

CASH AND CASH EQUIVALENTS Cash and cash equivalents consist of highly liquid short-term investments with original maturities of three months or less.

CONCENTRATION OF CREDIT RISK Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents and restricted cash in excess of the financial institution's federally insured limits. The Partnership invests its cash and cash equivalents and restricted cash with high credit quality federally insured financial institutions or treasury based money market funds.

RESTRICTED CASH Restricted cash consists of escrow deposits for real estate taxes and casualty insurance as required by the first mortgage lender.

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

3. THE PARTNERSHIP AGREEMENT

The Partnership Agreement provides that net cash from operations, as defined, is to be distributed quarterly, 90% to the limited partners and 10% to the General Partner.

Net loss for any fiscal year is to be allocated 99% to the limited partners and 1% to General Partner. Net income for any fiscal year will generally be allocated 90% to the limited partners and 10% to the General Partner.

Net proceeds from sales or refinancing are to be distributed 99% to the limited partners and 1% to the General Partner until each limited partner has received an amount equal to its adjusted capital value (as defined) and an annual, non-compounded cumulative 7% return thereon. The balance, if any, is to be distributed 85% to the limited partners and 15% to the General Partner. Gain from sales resulting from mortgage debt in excess of basis is to be allocated to each partner having a negative capital account balance, pro rata, to the extent of such negative balance. Thereafter, such gain is to be allocated in accordance with the distribution of net proceeds from sale or refinancing, with the balance allocated to the limited partners.

Effective July 1, 1997, all general partner allocations were made solely to CPS.

4. INVESTMENTS IN REAL ESTATE

The Partnership's two remaining properties at December 31, 1998 were as follows:

PROPERTY NAME             UNITS             LOCATION                 DATE ACQUIRED            PURCHASE PRICE
-----------------------------------------------------------------------------------------------------------------
Las Colinas I & II         300           Scottsdale, AZ            5/20/81 & 9/23/82            $12,831,783
Tierra Catalina            120             Tucson, AZ                    3/9/84                  7,012,650
-----------------------------------------------------------------------------------------------------------------

CONAM REALTY INVESTORS 81 L.P.
AND CONSOLIDATED VENTURES

Since inception, the Partnership acquired five residential apartment complexes either directly or through investments in joint ventures. On July 20, 1995, the Partnership sold Kingston Village and Cedar Bay Village to an institutional buyer (the "Buyer"), which was unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Partnership and the Buyer. Kingston Village and Cedar Bay Village were sold for $5,370,000 and $1,410,000, respectively. The Partnership received aggregate net proceeds of $6,555,332 from the sales of which $3,541,400, representing outstanding principal and interest, was used to fully satisfy the Partnership's mortgage obligations on Kingston Village and Cedar Bay Village. The sales resulted in a gain on sale of $1,485,121 which included the recognition of mortgage prepayment penalties of $120,926 and a $101,146 write-off of the unamortized portion of mortgage fees. The gain was allocated in accordance with the Partnership Agreement. On August 17, 1995, the Partnership paid a special distribution of $3,170,745 or $40.50 per Unit to the limited partners. The special distribution was comprised of the net proceeds from the sale of Kingston Village and Cedar Bay Village and Partnership cash reserves.

On November 27, 1996, the Partnership sold Ridge Park to Ridge Park Limited Partnership, an Oklahoma limited partnership ("Ridge Park L.P."), which is unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Partnership and Ridge Park L.P. Ridge Park was sold for $3,385,000. The Partnership received net proceeds of $3,196,264 from the transaction of which $1,902,666, representing outstanding principal and interest, was used to fully satisfy the Partnership's mortgage obligation on Ridge Park. The transaction resulted in a gain on sale of $1,410,622 which included the recognition of mortgage prepayment penalties of $36,843, and a $33,154 write-off of the unamortized portion of mortgage fees. The gain was allocated in accordance with the Partnership Agreement. On February 27, 1997, the Partnership paid a special distribution of $1,291,785 ($16.50 per unit) to the limited partners, representing the net proceeds from the sale of Ridge Park.

Cedar Bay Village, Ridge Park, Kingston Village and Tierra Catalina were originally acquired through joint ventures with unaffiliated developers. To each venture, the Partnership contributed the apartment projects as its initial capital contribution. On March 30, 1984, the co-venturer's interest with respect to Tierra Catalina was acquired for $400,000.

The limited partnership agreements for Ridge Park Associates, Tierra Catalina and Las Colinas substantially provide that:

a. Available cash from operations is to be distributed 100% to the Partnership until it has received an annual, non-cumulative preferred return, as defined. Any remaining balance is to be distributed 99% to the Partnership and 1% to the General Partner.

b. Net income is to be allocated first, proportionately to partners with negative capital accounts, as defined, until such capital accounts have been increased to zero then, to the Partnership up to the amount of any payments made on account of its preferred return and thereafter, 99% to the Partnership and 1% to the General Partner. All losses are to be allocated first, to the partners with positive capital accounts, as defined, until such accounts have been reduced to zero and then, 99% to the Partnership and 1% to the General Partner.

c. Income from a sale is to be allocated first, to the Partnership until the Partnership's capital accounts, as defined, are equal to the fair market value of the Partnerships' assets at the date of the amendments. Then, any remaining balance is to be allocated 99% to the Partnership and 1% to the General Partner. Net proceeds from a sale or refinancing are to be distributed first, to the partners with the positive capital account balance, as defined; thereafter, 99% to the Partnership and 1% to the General Partner. Upon dissolution or termination of the Partnerships, the General Partner is to be required to contribute an amount equal to the lesser of (i) the excess of 1.01% of the capital account, as defined, of the Partnership as of the date of the dissolution or termination over any capital contributions made by the General Partner; or (ii) the deficit balance, if any, in the General Partner's capital accounts, as defined.

CONAM REALTY INVESTORS 81 L.P.
AND CONSOLIDATED VENTURES

5. MORTGAGE PAYABLE

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

Mortgages payable for Las Colinas I & II and Tierra Catalina at December 31, 1998 are $6,182,567 and $3,535,581, respectively. These mortgages contain provisions for prepayment penalties if the mortgages are repaid prior to their maturity date of September 1, 1999. The loans were repaid in full in conjunction with the sale of Las Colinas I & II and Tierra Catalina on January 29, 1999 (note 10).

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the fair values be disclosed for the Partnership's financial instruments. The carrying amount of cash and cash equivalents, restricted cash, distribution payable, accounts payable and accrued expenses, due to general partner and affiliates, interest payable, and security deposits are reasonable estimates of their fair values due to the short-term nature of those instruments.

The carrying amount of the mortgage payable is a reasonable estimate of fair value based on management's belief that the interest rates and terms of the debt are comparable to those commercially available to the Partnership in the marketplace for similar instruments.

7. TRANSACTIONS WITH RELATED PARTIES

The following is a summary of fees earned and reimbursable expenses to the General Partners and affiliates for the years ended December 31, 1998, 1997 and 1996, and the unpaid portion at December 31, 1998:

                                                 EARNED AND
                                                  UNPAID AT
                                               DECEMBER 31,                       EARNED
                                                              ------------------ ---------------- ----------------
                                                        1998               1998             1997             1996
------------------------------------------------------------------------------------------------------------------
RI-81 Real Estate Services Inc. and
affiliates -
     Out-of-pocket expenses                           $4,509            $ 4,509           $4,615           $3,968
ConAm and affiliates:
     Property operating salaries                          --            234,521          260,841          296,558
     Property management fees                         14,966            171,226          160,005          181,291
------------------------------------------------------------------------------------------------------------------
TOTAL                                                $19,475           $410,256         $425,461         $481,817
------------------------------------------------------------------------------------------------------------------

CONAM REALTY INVESTORS 81 L.P.
AND CONSOLIDATED VENTURES

8. RECONCILIATION OF FINANCIAL STATEMENT AND TAX INFORMATION

The following is a reconciliation of the net income for financial statement purposes to net income (loss) for federal income tax purposes for the years ended December 31, 1998, 1997 and 1996:

                                                                       1998                 1997               1996
-------------------------------------------------------------------------------------------------------------------
Net income (loss) per financial statements                      $   193,423        $      (8,210)      $  1,285,707
Tax basis partnership net income (loss)
     in excess of GAAP basis joint
     venture net income (unaudited)                                 397,234              274,150            (74,666)
Gain on sale of properties
     for tax purposes in excess of gain per
     financial statements (unaudited)                                    --                   --          1,357,592
Other (unaudited)                                                   (20,000)              18,312               (700)
-------------------------------------------------------------------------------------------------------------------
   TAXABLE NET INCOME (UNAUDITED)                               $   570,657        $     284,252       $  2,567,933
===================================================================================================================

The following is a reconciliation of partners' capital for financial statement purposes to partners' capital (deficit) for federal income tax purposes as of December 31, 1998, 1997 and 1996:

                                                                       1998                 1997               1996
-------------------------------------------------------------------------------------------------------------------
Partners' capital per financial statements                    $   1,879,927        $   2,208,437      $   2,860,363
Accrued distribution from sale of property (unaudited)                   --                   --          1,304,833
Adjustment for cumulative difference between
    tax basis net income and net income
    per financial statements (unaudited)                         (2,325,025)          (2,702,259)        (2,994,721)
-------------------------------------------------------------------------------------------------------------------
PARTNERS' CAPITAL (DEFICIT) PER INCOME TAX RETURN (UNAUDITED) $    (445,097)       $    (493,822)     $   1,170,475
===================================================================================================================

At December 31, 1998, the tax basis of the Partnership's assets was $(208,258) and the tax basis of the Partnership's liabilities was $236,839. The Partnership does not consolidate its investment in joint ventures for income tax purposes.

9. DISTRIBUTIONS PAID

Cash distributions, per the consolidated statements of partners' capital, are recorded on the accrual basis, which recognizes specific record dates for payments within each year. The consolidated statements of cash flows recognize actual cash distributions paid during the year. The following table discloses the annual amounts as presented on the consolidated financial statements:

              Distributions                                                              Distributions
                  Payable              Distributions           Distributions                Payable
             Beginning of Year            Declared                 Paid                   December 31,
------------------------------------------------------------------------------------------------------
1998           $   160,929              $   521,933            $     682,862             $       --
1997             1,478,811                  643,716                1,961,598                160,929
1996               173,978                2,000,744                  695,911              1,478,811
------------------------------------------------------------------------------------------------------

10.  SALE OF PROPERTIES

On January 29, 1999, the Partnership consummated the sale of the Las Colinas I & II and Tierra Catalina to DOC Investors, L.L.C., a Delaware limited liability company, for a sales price of $22,250,000 (before selling costs and prorations). As required by the Partnership's Partnership Agreement, the General Partner solicited the consent of a majority in interest of the Unitholders to the sale pursuant to a Consent

CONAM REALTY INVESTORS 81 L.P.
AND CONSOLIDATED VENTURES

Solicitation Statement dated December 16, 1998. The requisite consent was obtained on January 15, 1999. The Partnership received approximately $12,371,000 of cash proceeds from the sale, net of closing costs of approximately $1,000 and repayment or assumption of indebtedness of approximately $9,878,000.

On February 26, 1999, the Partnership distributed $13,505,025 ($172.50 per
Unit) to the Unitholders and $142,072 to the General Partner.

CONAM REALTY INVESTORS 81 L.P.
AND CONSOLIDATED VENTURES

-------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
-------------------------------------------------------------------------------


The General Partner
ConAm Realty Investors 81 L.P.:

We have audited the accompanying consolidated balance sheets of ConAm Realty Investors 81 L.P. (a California limited partnership) and consolidated ventures (the Partnership), as of December 31, 1998 and 1997, and the related consolidated statements of operations, partners' capital, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

As further discussed in Note 10 to the consolidated financial statements, the Partnership sold substantially all of its assets on January 29, 1999.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ConAm Realty Investors 81 L.P. and consolidated ventures as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                       KPMG LLP

San Diego, California
March 12, 1999

CONAM REALTY INVESTORS 81 L.P.
AND CONSOLIDATED VENTURES

-------------------------------------------------------------------------------
                    REPORT OF FORMER INDEPENDENT ACCOUNTANTS
-------------------------------------------------------------------------------


To the Partners of
ConAm Realty Investors 81 L.P.:


We have audited the consolidated balance sheet of ConAm Realty Investors 81 L.P. (formerly Hutton/ConAm Realty Investors 81), a California Limited Partnership, and Consolidated Ventures as of December 31, 1996 and the related consolidated statements of operations, partners' capital (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ConAm Realty Investors 81 L.P., a California Limited Partnership, and Consolidated Ventures as of December 31, 1996, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 14, 1997

CONAM REALTY INVESTORS 81 L.P.
AND CONSOLIDATED VENTURES

------------------------------------------------------------------------------------------------------------------------
                                                  NET ASSET VALUATION
------------------------------------------------------------------------------------------------------------------------

COMPARISON OF ACQUISITION COSTS TO DECEMBER 31, 1998 PROPERTY VALUES AND
DETERMINATION OF NET ASSET VALUE PER UNIT AT DECEMBER 31, 1998 (UNAUDITED)

                                                           ACQUISITION COST      PARTNERSHIP'S SHARE   NET ASSET VALUE
PROPERTY                       DATE OF ACQUISITION       (PURCHASE PRICE PLUS    OF PROPERTY           DETERMINATION
                                                          GENERAL PARTNER'S      VALUE (1)
                                                          ACQUISITION FEES)
------------------------------------------------------------------------------------------------------------------------
Las Colinas I & II              05-20-81 & 09-23-82         $ 13,326,613               $15,850,000
Tierra Catalina                       03-09-84                 7,759,670                 6,400,000
Aggregate Property Value at 12-31-98                                                                   $22,250,000
Less estimated transaction costs in escrow                                                                  (1,000)
                                                                                                     -------------------
Sales proceeds (before repayment of secured debt)                                                       22,249,000
Cash and cash equivalents (including previously restricted cash)                                         1,989,186
Other assets                                                                                               158,544
                                                                                                     -------------------
Total assets                                                                                            24,396,730
                                                                                                     -------------------
Less:
     Secured debt                                                                                        9,718,148
     Other liabilities                                                                                     459,282
     Prepayment penalties                                                                                   97,075
     Contingency amounts (2)                                                                               475,128
                                                                                                     -------------------
Total liabilities                                                                                       10,749,633

                                                                                                     -------------------
Partnership Net Asset Value (3)                                                                         13,647,097
                                                                                                     -------------------
Net Asset Value Allocated:
     Limited Partners                                                                                   13,505,025
     General Partner                                                                                       142,072
                                                                                                     -------------------
                                                                                                        13,647,097
                                                                                                     -------------------

NET ASSET VALUE PER UNIT  (78,290 UNITS OUTSTANDING)                                                        172.50
------------------------------------------------------------------------------------------------------------------------

(1) Represents the Partnership's share of the fair market value of the properties as reflected in the purchase and sale agreements pursuant to which the properties were sold on January 29, 1999. The purchase prices contained in such agreements were negotiated and agreed to in December 1998.
(2) Includes an amount for estimated future costs related to the sale of the properties and liquidation of the Partnership and an amount the General Partner determined to set aside for contingencies.
(3) The Partnership Net Asset Value assumes a sale at December 31, 1998 of all the Partnership's properties at prices equal to the sales prices set forth in the purchase and sale agreements described in Note (1) above, payment of all Partnership liabilities, and the distribution of the net proceeds of such sale and other Partnership cash to the Partners.

Since the Partnership sold all of its real property assets in January 1999, is in dissolution, and is in the process of winding up and liquidating, the foregoing Partnership Net Asset Value is intended to approximate the liquidation value of the Partnership and the Net Asset Value Per Unit is intended to approximate the per Unit amount which is expected to be distributed to the Limited Partners in connection with the Partnership's liquidation. The Net Asset Valuation does not take into account the illiquid nature of an investment in the Units or the fact that at December 31, 1998 a holder of Units would likely not have been able to sell their Units for the Net Asset Value Per Unit set forth above. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuation of Units should consider all relevant factors, including but not limited to Net Asset Value Per Unit, in determining the fair market value of the investment in the Partnership for such purposes.

CONAM REALTY INVESTORS 81 L.P.
AND CONSOLIDATED VENTURES

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 1998

                                            LAS COLINAS           LAS COLINAS
RESIDENTIAL PROPERTY:                            APTS I               APTS II      TIERRA CATALINA                   TOTAL
-------------------------------------------------------------------------------------------------------------------
Location                                 Scottsdale, AZ        Scottsdale, AZ           Tucson, AZ                      na
Construction date                                  1981                  1982            1983-1984                      na
Acquisition date                               05-20-81              09-23-82             03-09-84                      na
Life on which depreciation
     in latest income statements
     is computed                               25 years              25 years             25 years                      na
Encumbrances                              $   6,182,567         $          --        $   3,535,581   $           9,718,148
Initial cost to Partnership:
     Land                                 $   1,582,000         $     514,564        $   1,497,150   $           3,593,714
     Buildings and
     improvements                         $   8,268,721         $   3,268,996        $   6,403,622   $          17,941,339
Costs capitalized
     subsequent to acquisition-
        Land, buildings
        and improvements                  $      29,123         $       8,494        $      46,154   $              83,771
Write-off of buildings
     and improvements                     $          --         $          --        $     (3,942)   $             (3,942)
Gross amount at which carried at close
of period: (1)
     Land                                 $   1,611,123         $     515,719        $   1,503,333   $           3,630,175
     Buildings and
     improvements                             8,268,721             3,276,335            6,439,651              17,984,707
--------------------------------------------------------------------------------------------------------------------------
                                          $   9,879,844         $   3,792,054        $   7,942,984   $          21,614,882
==========================================================================================================================
Accumulated depreciation                  $   5,729,208         $   2,198,968        $   3,811,099   $          11,739,275
--------------------------------------------------------------------------------------------------------------------------

(1) The aggregate costs for Land, Buildings and Improvements for Federal income tax purposes are $17,984,708.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1998, 1997 and 1996 follows:

                                     1998                    1997              1996
-----------------------------------------------------------------------------------------
INVESTMENTS IN REAL ESTATE:
Beginning of period                $ 21,605,442         $ 21,605,442        $ 25,243,577
Additions                                13,382                   --                  --
Dispositions and disposals               (3,942)                  --          (3,638,135)
-----------------------------------------------------------------------------------------
End of period                      $ 21,614,882         $ 21,605,442        $ 21,605,442
=========================================================================================
ACCUMULATED DEPRECIATION:
Beginning of period                $ 11,022,393         $ 10,303,382        $ 11,370,295
Depreciation expense                    718,932              719,011             818,734
Dispositions and disposals               (2,050)                  --          (1,885,647)
-----------------------------------------------------------------------------------------
End of period                      $ 11,739,275         $ 11,022,393        $ 10,303,382
=========================================================================================

SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

CONAM REALTY INVESTORS 81 L.P.
AND CONSOLIDATED VENTURES

-------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
-------------------------------------------------------------------------------


The General Partner
ConAm Realty Investors  81 L.P.:


Under date of March 12, 1999, we reported on the consolidated balance sheets of ConAm Realty Investors 81 L.P. (a California limited partnership) and consolidated ventures (the Partnership) as of December 31, 1998 and 1997, and the related consolidated statements of operations, partners' capital, and cash flows for the years then ended, as contained in the 1998 annual report to Unitholders. These consolidated financial statements and our report thereon are incorporated by reference in the 1998 annual report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related consolidated financial statement schedule III. This consolidated financial statement schedule is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement schedule based on our audits.

In our opinion, the consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                       KPMG LLP


San Diego, California
March 12, 1999

CONAM REALTY INVESTORS 81 L.P.
AND CONSOLIDATED VENTURES

-------------------------------------------------------------------------------
                    REPORT OF FORMER INDEPENDENT ACCOUNTANTS
-------------------------------------------------------------------------------


Our report on the consolidated financial statements of ConAm Realty Investors 81 L.P. (formerly Hutton/ConAm Realty Investors 81), a California Limited Partnership, and Consolidated Ventures has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of ConAm Realty Investors 81 L.P. for the year ended December 31, 1996. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 14, 1997